Form 10-K, Exhibit 13
period 1995-12-30
BLESSINGS CORP
filed 1996-03-27
CIK 12614

[Blessings Logo]  B L E S S I N G S


                        [Caption]  [Caption]  [Caption]


                     Reaching Beyond Traditional Boundaries


                        [Caption]  [Caption]  [Caption]

                               1995 Annual Report

ABOUT THE COMPANY

BLESSINGS CORPORATION is a recognized leader in the manufacture of high specification extruded, printed and converted polyolefin films. The company's Edison Plastics(R) Division, produces mono and multi-layered extruded polyethylene and polypropylene films at facilities in Newport News, Virginia, Washington, Georgia and McAlester, Oklahoma for use in a variety of disposable healthcare products, as well as in numerous industrial, agricultural and packaging end uses. The company's 60% owned Mexican subsidiary, Nacional de Envases Plasticos, S.A. (NEPSA) also produces mono and multi-layered polyolefin films for a wide range of disposable healthcare and packaging applications. In addition, NEPSA ranks among world technical leaders in high speed, multicolor, plastic film printing, and converted products.

FINANCIAL HIGHLIGHTS

(in thousands except per share data)                             1995               1994              1993
---------------------------------------------------------------------------------------------------------------------------
Net Sales From Continuing Operations                           $156,309           $150,886          $114,211
---------------------------------------------------------------------------------------------------------------------------
   Operating Profit                                            $ 21,447           $ 28,263          $ 21,394
   Corporate Expense, Goodwill, Interest
      and Other--Net                                             (9,413)            (7,891)           (6,425)
   Income Taxes                                                  (6,149)            (8,730)           (5,533)
---------------------------------------------------------------------------------------------------------------------------
   Net Earnings From Continuing Operations                     $  5,885           $ 11,642          $  9,436
   Net Earnings From Discontinued Operations                         --           $    298          $    347
---------------------------------------------------------------------------------------------------------------------------
Net Earnings                                                   $  5,885           $ 11,940          $  9,783
===========================================================================================================================
   Shareholders' Equity                                        $ 70,884           $ 72,370          $ 60,887
   Total Assets                                                $136,094           $151,556          $ 88,000
Per Common Share
   Net Earnings From Continuing  Operations                    $    .58           $   1.17          $    .97
   Discontinued Operations                                           --           $    .03          $    .03
---------------------------------------------------------------------------------------------------------------------------
   Net Earnings                                                $    .58           $   1.20          $   1.00
   Shareholders' Equity                                        $   6.98           $   7.25          $   6.24
---------------------------------------------------------------------------------------------------------------------------
Return on Equity*                                                   8.3%              17.4%             16.8%
===========================================================================================================================

* Net earnings divided by average shareholders' equity

TO OUR SHAREHOLDERS

On net sales of $156,309,400 in the fiscal year ending December 30, 1995, the company achieved net earnings of $5,885,200 or $.58 per share. In the prior fiscal year which ended on December 31, 1994, net sales from continuing operations reached $150,885,800 and net earnings established a new record level of $11,939,900 or $1.20 per share. As we have reported to you previously, several principal factors affected the performance of the company throughout the year, but their significance warrants reviewing them again in the perspective of the full year now concluded.

      [CAPTION]
200 Enterprise Drive
Newport News, Virginia


     A major factor depressing overall corporate profitability in 1995 was the continuation of high, while declining, raw material costs throughout the year. In the second half of 1994 resin producers raised resin prices across the board to their converting customers. The result was a near doubling of basic plastic resin prices by the first quarter of 1995, enacted within such a compressed time frame that the full pass-through of increasing costs to our customers was virtually impossible. Even limited price increases stimulated an active downgauging effort intended to reduce the thickness of the films used and consequently their cost. This in turn created a capacity surplus so that commodity-oriented product segments became vulnerable to intense competitive pressures. It now appears that this cycle has clearly passed its peak. Resin prices have been declining from the second quarter of 1995 to the present, down some 35% from the highs achieved during the first quarter 1995. It is our belief that we face a period of relative stability in resin prices for the near future, enabling us to return to a competitive environment in which Blessings is well-positioned and prepared to grow.

     Clearly one of the most important issues of 1995 was the impact of the devaluation of the Mexican peso undertaken by the Mexican government on December 20, 1994. This action precipitated an economic crisis in Mexico of historic proportions. We have reason to be proud of the actions of our leaders at NEPSA who aggressively initiated stringent and immediate cost control procedures. These efforts resulted in a reduction in total NEPSA headcount by some 30% and improved efficiency in material usage, substantially improving the total cost productivity of NEPSA during the year. Unfortunately, the Mexican economic crisis translated directly into reduced consumer spending creating a 23% drop in unit volume for the company when compared to the previous 12 months. The effective actions of management helped to offset this decline in volume and limit the reduction in pre-tax earnings to 13% when compared to the prior year. The crisis also stimulated an intensive restructuring effort which has made NEPSA significantly stronger and better positioned than it was at the same time in 1995. NEPSA has substantially reduced its break-even point, and increases in volume will result in significant profit contribution to Blessings.

                                   [CAPTION]
 ...............................................................................
                   IT IS OUR BELIEF THAT WE FACE A PERIOD OF
                     RELATIVE STABILITY IN RESIN PRICES ...
                     IN WHICH BLESSINGS IS WELL-POSITIONED
                             AND PREPARED TO GROW.


     In 1995 we refined our ongoing 3-Year Strategic Plan which hereafter will be updated as a permanent feature of our annual budgeting process. The plan centers around our strategy of focusing on North American and Western Hemisphere markets, developing advanced film applications and offering printed and converted products by combining the capabilities of Edison Plastics(R) and NEPSA.

                                   [CAPTION]
 ...............................................................................
                        NEPSA HAS SUBSTANTIALLY REDUCED
                      ITS BREAK-EVEN POINT, AND INCREASES
                      IN VOLUME WILL RESULT IN SIGNIFICANT
                       PROFIT CONTRIBUTION TO BLESSINGS.


     While earnings were reduced by the factors noted above, progress was made during the year in several areas. Edison Plastics now has a totally restructured and regionalized sales and marketing program, supported by a reorganized research and development department which can respond promptly to changes in customer requirements and capture new market opportunities. Emphasis on total cost control and productivity will continue at Edison Plastics and NEPSA, facilitated by a new state-of-the-art automated information and accounting system, fully integrated throughout the business.


     In response to reduced earnings and consequently tighter cash flow, management carefully scrutinized capital spending throughout the year, limiting expenditures to those in support of customer demands or cost and productivity improvements. The continued strong balance sheet of the company enabled financial management to take advantage of a favorable interest rate environment to set in place appropriate financial resources to support the opportunities identified by the company's 3-Year Strategic Plan. On October 25, 1995, the company engaged in a $25,000,000 revolving credit agreement with two well-known financial institutions. Concurrently, management concluded an agreement providing for a $20,000,000 private placement of senior notes with $10,000,000 due January 30, 2002, and $10,000,000 due January 30, 2008.

     Upon the close of the fiscal year, Mr. Otto E. Scherer, long time employee and Director of Blessings Corporation, announced his retirement from the Board of Directors, effective May 21, 1996. Otto has been associated with Blessings Corporation during a career spanning 50 years. After serving with the FBI during World War II, Otto joined Blessings in 1946 as Accounting Manager. Since that time he has served in virtually every position of responsibility which the company has to offer: Secretary, Treasurer, Vice President, Executive Vice President, President, Vice Chairman and Chairman of the Board of Directors. Since his retirement as Chairman in 1990, Otto has continued to serve as a Director and as Chairman of the Audit Committee. Throughout his career, Otto has served the company, its employees and its shareholders with loyalty, determination and unwavering integrity. We know that you join with us in extending our sincere thanks to Otto Scherer for a job well done, and our best wishes for a continued healthy and happy retirement.


   [CAPTION]                                   [CAPTION]
ELWOOD M. MILLER                     JAMES P. LUKE
President & CEO                      Executive Vice President & CFO



Respectfully submitted,

/s/ ELWOOD M. MILLER
Elwood M. Miller
President & Chief Executive Officer

EDISON PLASTICS(R) DIVISION


                                   [CAPTION]

The Edison Plastics Division experienced a difficult market in 1995. The run-up in polyolefin prices from mid-1994 through the first quarter of 1995 was unprecedented in the compressed time frame in which the repeated increases were imposed by suppliers. While these raw material prices declined throughout the second half of 1995, the effects on Edison's margins and overall profit performance are apparent. Customers were unable to accept the pass-through of rapid raw material increases because of extreme competition in their markets, and because of the practical difficulty of implementing such rapid price changes at the retail, end-user level. Rising resin prices also triggered accelerated product redesign throughout the healthcare disposable industry and, through downgauging, reduced the amount of film used in a given level of finished product. The resultant, reduced film demand in turn led to excess film capacity and a corresponding increase in competitive intensity, the effects of which will continue to be felt to a diminishing extent during the first half of 1996.

                                   [CAPTION]

      Given this environment, management has made a conscious determination to protect market share in each of its core market segments, to restructure and re-focus resources to assure cost leadership, and to expand Edison's marketing capability beyond its traditional disposable hygiene product base.

      Significant progress has been made. Our core customers are healthy and profitable and we are positioned and committed to help them grow with new products that are both value-added and cost-effective. The Advanced Marketing and Technology team that was established in the second half of 1994 has further defined and validated Edison's product fit in the exploding fresh produce packaging segment. Through close customer contact and application development support from the restructured Technical Center in Newport News, the Division has developed advanced films that offer this market improved aesthetics, shelf life and controlled environment properties. This intensified focus on new business, new markets and new customers, however, goes beyond just one exciting new application. We have totally restructured our sales and marketing team and relocated them to the field to ensure closer customer contact. In addition, we have expanded our Customer Service and enhanced our capabilities to respond to customers through improved communication and information systems. We have also expanded our Technical Center and doubled our resources in Technology. We have co-located R&D, Engineering, Marketing/Sales, and support functions in Newport News and have adopted speed and customer response as measurements for success, while internally we are driving relentlessly to reduce and eliminate costs and improve margins without expense to the customer.



                                   [CAPTION]

                                   [CAPTION]

                                   [CAPTION]

                                    WITH THE
                                   DIFFICULT,
                          CHALLENGING, YET PRODUCTIVE,
                                1995 YEAR BEHIND
                                US, WE ARE VERY
                                OPTIMISTIC AS WE
                                 FOCUS ON 1996
                                AND THE FUTURE.



                                   [CAPTION]


      With the difficult, challenging, yet productive, 1995 year behind us, we are very optimistic as we focus on 1996 and the future. The division is financially strong and well positioned to better serve its customers.

NACIONAL DE ENVASES
PLASTICOS, S.A.

      On December 20, 1994, the Mexican government undertook a devaluation of the Mexican peso which led to financial instability in Mexico, political and social uncertainty, and an economic environment that hampered success during 1995.

     While operations in Mexico have been through a very difficult period, our performance and results during this crisis have been very impressive. Core customers in the infant diaper and femcare markets were supported and maintained with new value-added and cost-effective alternative products that were delivered at record speed. Synergies with Edison Plastics were identified and captured. Purchasing efficiencies in raw materials, for example, resulted in savings in excess of $180,000. An extrusion line from Edison was transferred to NEPSA improving product quality, product capability, and total cost productivity, and engineering and R&D functions established effective communications that have compressed product development cycle times and overall response to customers.


              [CAPTION]

 (left to right)
SR. JORGE VILLARREAL D.,
  Vice President of Sales and Marketing
SR. JORGE VILLARREAL G.,
  Vice President of Operations
SR. MANUEL VILLARREAL C.,
  Founder
SR. MANUEL VILLARREAL G.,
  President and CEO

                                   [CAPTION]

     Perhaps the most significant accomplishment during 1995, however, was the ability of NEPSA to weather and manage through the economic crisis with remarkable success. NEPSA dramatically and aggressively contracted its fixed cost base while maintaining production capability. In addition, a targeted scrap reduction program has yielded substantial improvements during the year in overall raw material utilization. In combination with other significant productivity enhancements and a major organizational restructuring, NEPSA attained an encouraging level of profitability which, while below original expectations, is contributing materially to Blessings' earnings.

                                   [CAPTION]

NEPSA is well-positioned... to expand and grow its markets and customer base in Mexico and to penetrate export markets in the United States and Latin America.


                                   [CAPTION]


     As we look forward we are optimistic about the future. Internally, NEPSA is sized appropriately and has developed momentum built upon total cost productivity and margin improvements. Externally, the company is well-positioned with strong core customers in Mexico and has well-defined programs to expand and grow its markets and customer base in Mexico and to penetrate export markets in the United States and Latin America. In addition, further customer and market synergies with Edison Plastics are in development with very significant potential opportunities in sight.

     We are confident that as stability returns to Mexico, NEPSA will emerge as a world class leader of extruded, printed, and converted film.

                                   [CAPTION]

                                   [CAPTION]

INDEPENDENT AUDITORS' REPORT


Board of Directors and Shareholders
Blessings Corporation
Newport News, Virginia




     We have audited the accompanying consolidated balance sheets of Blessings Corporation and Subsidiaries as of December 30, 1995, and December 31, 1994, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 30, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Blessings Corporation and Subsidiaries as of December 30, 1995, and December 31, 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 1995, in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP
Richmond, Virginia
February 20, 1996

CONSOLIDATED STATEMENTS OF EARNINGS

                                                            52 Weeks Ended            52 Weeks Ended        52 Weeks Ended
                                                           December 30, 1995         December 31, 1994      January 1, 1994
---------------------------------------------------------------------------------------------------------------------------
Net Sales                                                      $156,309,400             $150,885,800           $114,210,900
---------------------------------------------------------------------------------------------------------------------------
Cost and expenses
   Cost of sales                                                111,032,500              101,104,500             79,955,100
   Selling, general and administrative                           25,242,000               24,242,800             17,515,400
   Foreign exchange loss                                          3,600,600                2,631,200                     --
   Provision for discontinuance of Advanced
      Compounding Division                                               --                       --                900,000
   Provision for corporate relocation                                    --                       --                900,000
   Gain on the sale of securities                                        --                       --               (959,400)
   Interest and other-net                                         2,464,200                1,634,000                931,600
---------------------------------------------------------------------------------------------------------------------------
         Total costs and expenses                               142,339,300              129,612,500             99,242,700
---------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations
   before provision for taxes on income
   and minority interest                                         13,970,100               21,273,300             14,968,200
---------------------------------------------------------------------------------------------------------------------------
Taxes on income
   Currently payable                                              6,235,600                8,296,800              4,500,500
   Deferred                                                         (86,400)                 433,600              1,032,200
---------------------------------------------------------------------------------------------------------------------------
         Total taxes on income                                    6,149,200                8,730,400              5,532,700
---------------------------------------------------------------------------------------------------------------------------
Minority interest in net income of subsidiary                     1,935,700                  901,200                     --
---------------------------------------------------------------------------------------------------------------------------
Net earnings from continuing operations                           5,885,200               11,641,700              9,435,500
Discontinued operations:
Profit (loss) from operation of discontinued
   Geri-Care Products Division less
   applicable taxes on income                                            --                  206,500                347,100
Profit on sale of discontinued Geri-Care Products
   Division less applicable taxes on income                              --                   91,700                     --
---------------------------------------------------------------------------------------------------------------------------
Income (loss) from discontinued operations                               --                  298,200                347,100
---------------------------------------------------------------------------------------------------------------------------
Net Earnings                                                   $  5,885,200             $ 11,939,900           $  9,782,600
---------------------------------------------------------------------------------------------------------------------------
Earnings per share on common stock:
   Continuing operations                                       $        .58             $       1.17           $        .97
   Discontinued operations                                               --                      .03                    .03
---------------------------------------------------------------------------------------------------------------------------
Earnings per share on common stock                             $        .58             $       1.20           $       1.00
---------------------------------------------------------------------------------------------------------------------------
Average number of shares of
   common stock outstanding                                      10,159,088                9,988,770              9,755,076
---------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                         Cumulative
                                                                          Foreign
                                    Common stock          Additional      Currency                         Treasury stock
                               ------------------------     paid-in      Translation     Retained        -------------------
                                 Shares       Amount        capital      Adjustment      earnings        Shares       Amount
------------------------------------------------------------------------------------------------------------------------------
Balance January 2, 1993         4,888,023   $ 6,941,000   $   589,000    $        --    $  46,903,500    10,958    $  (138,100)
Dividends declared on
   common stock
   $.64 per share                      --            --            --             --       (3,121,700)       --             --
Purchase company's
   common stock                        --            --            --             --               --     7,792       (181,300)
Reissuance of company's
   common stock under
   compensation plans                  --            --        20,200             --               --    (4,520)        89,900
Issuance of company's
   common stock upon
   exercise of options              1,100         1,600            --             --               --        --             --
Net earnings                           --            --            --             --        9,782,600        --             --
------------------------------------------------------------------------------------------------------------------------------
Balance January 1, 1994         4,889,123   $ 6,942,600   $   609,200    $        --    $  53,564,400    14,230    $  (229,500)
Dividends declared
   on common stock
   $.36 per share                      --            --            --             --       (3,657,200)       --             --
Purchase company's
   common stock                        --            --            --             --               --    17,200       (556,000)
Reissuance of company's
   common stock under
   compensation plans                  --            --       102,800             --               --   (24,690)       549,600
Issuance of company's
   common stock upon
   exercise of options             16,800        23,800       368,100             --               --        --             --
Issuance of company's
   common stock upon
   the purchase of NEPSA          200,000       284,000     5,116,000             --               --        --             --
Translation adjustment                 --            --            --     (4,479,100)              --        --             --
Income tax associated with
   translation adjustment              --            --            --      1,791,600               --        --             --
Two-for-one stock split         5,105,923            --            --             --               --     6,740             --
Net earnings                           --            --            --             --       11,939,900        --             --
------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1994      10,211,846   $ 7,250,400   $ 6,196,100    $(2,687,500)   $  61,847,100    13,480    $  (235,900)
Dividends declared
   on common stock
   $.30 per share                      --            --            --             --       (3,054,000)       --             --
Purchase company's
   common stock                        --            --            --             --               --    88,650     (1,110,100)
Reissuance of company's
   common stock under
   compensation plans                  --            --       (49,900)            --               --   (11,172)       195,500
Issuance of company's
   common stock upon
   exercise of options              3,000         2,100        28,700             --               --        --             --
Translation adjustment                 --            --            --     (5,638,800)              --        --             --
Income tax associated with
   translation adjustment              --            --            --      2,255,500               --        --             --
Net earnings                           --            --            --             --        5,885,200        --             --
------------------------------------------------------------------------------------------------------------------------------
Balance December 30, 1995      10,214,846   $ 7,252,500   $ 6,174,900    $(6,070,800)   $  64,678,300    90,958    $(1,150,500)
------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

                                                                                         December 30,         December 31,
                                                                                             1995                 1994
--------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
   Cash and cash equivalents                                                               $  3,316,900       $  6,975,800
   Accounts receivable less allowance for doubtful accounts
      of $1,172,600 and $1,170,700 for 1995 and 1994 respectively                            21,134,500         21,253,500
   Inventories                                                                                9,439,100         15,865,600
   Prepaid deferred taxes                                                                       878,200            760,800
   Prepaid expenses                                                                             943,400          1,425,400
--------------------------------------------------------------------------------------------------------------------------
         Total current assets                                                                35,712,100         46,281,100
--------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment--net                                                           69,148,100         75,021,700
Goodwill net of accumulated amortization of $1,599,300 and
   $539,100 for 1995 and 1994 respectively                                                   24,906,000         25,966,200
Deferred taxes                                                                                4,429,200          2,173,700
Other assets                                                                                  1,898,800          2,113,600
--------------------------------------------------------------------------------------------------------------------------
         Total assets                                                                      $136,094,200       $151,556,300
--------------------------------------------------------------------------------------------------------------------------
LIABILITIES & SHAREHOLDERS' EQUITY
Current liabilities
   Accounts payable and accrued expenses                                                   $ 16,284,700       $ 23,504,800
   Taxes on income                                                                              701,200          1,960,200
   Current installments on long-term debt                                                     7,477,500          8,650,400
--------------------------------------------------------------------------------------------------------------------------
         Total current liabilities                                                           24,463,400         34,115,400
--------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                               23,747,400         26,475,800
Deferred taxes                                                                                7,134,700          7,103,700
Deferred supplemental pension liability                                                       1,769,700          1,573,100
Minority interest                                                                             8,094,600          9,918,100
Commitments and contingencies                                                                        --                 --
Shareholders' equity
   4% Cumulative preferred stock, $10 par value authorized
      259 shares, none outstanding                                                                   --                 --
   Common stock, $.71 par value; authorized 25,000,000 shares,
      issued 10,214,846 and 10,211,846 for 1995 and 1994 respectively                         7,252,500          7,250,400
   Additional paid-in capital                                                                 6,174,900          6,196,100
   Translation loss                                                                          (6,070,800)        (2,687,500)
   Retained earnings                                                                         64,678,300         61,847,100
--------------------------------------------------------------------------------------------------------------------------
                                                                                             72,034,900         72,606,100
Common stock in treasury, at cost--90,958 and 13,480 shares
   for 1995 and 1994, respectively                                                           (1,150,500)          (235,900)
--------------------------------------------------------------------------------------------------------------------------
         Total shareholders' equity                                                          70,884,400         72,370,200
--------------------------------------------------------------------------------------------------------------------------
         Total liabilities and shareholders' equity                                        $136,094,200       $151,556,300
--------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           52 Weeks Ended            52 Weeks Ended          52 Weeks Ended
                                                          December 30, 1995         December 31, 1994        January 1, 1994
---------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net earnings                                              $  5,885,200             $ 11,939,900             $ 9,782,600
   Adjustments to reconcile net income to net cash
      provided by operating activities:
         Gain on sale of discontinued operations                       --                  (91,700)                     --
         Depreciation and amortization                          8,723,800                6,833,600               5,733,000
         Amortization--goodwill                                 1,060,200                  539,100                      --
         Amortization--other                                      348,200                  320,500                 132,400
         Minority interest in net income
            of consolidated subsidiary                          1,935,700                  901,200                      --
         Provision for losses on accounts receivable              216,500                  402,400                 110,400
         (Gain) loss on sale of assets                                800                   23,000                      --
         (Gain) loss on sale of securities                             --                       --                (959,400)
      Change in assets and liabilities:
         (Increase) decrease in accounts receivable            (2,739,300)              (1,771,400)               (418,000)
         (Increase) decrease in inventories                     5,050,100               (5,087,300)              1,733,100
         (Increase) decrease in prepaid expenses                  466,100                 (838,400)                 90,500
         Increase (decrease) in accounts payable
            and accrued expenses                               (2,254,900)               6,915,600               2,112,500
         Increase (decrease) in taxes on income                  (941,800)                 731,000                  39,300
         Increase (decrease) in deferred taxes on income          (86,400)                 433,600               1,032,200
         (Increase) decrease in other assets                     (555,100)                (283,700)               (252,300)
         Increase (decrease) in other liabilities                 237,400                 (570,700)                319,400
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                      17,346,500               20,396,700              19,455,700
---------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Proceeds from sale of discontinued operations                       --                3,391,800                      --
   Increase in notes receivable                                        --                  (50,000)                     --
   Proceeds from disposition of fixed assets                       13,000                1,455,900                      --
   Proceeds from sale of securities                                    --                6,800,200               1,101,200
   Purchase of short-term investments                                  --                       --              (3,000,000)
   Capital expenditures                                       (10,364,500)             (14,816,000)             (7,594,200)
   Payments made for acquisition of Mexican
      subsidiary net of cash received                                  --              (39,687,200)                     --
---------------------------------------------------------------------------------------------------------------------------
Net cash required by investing activities                     (10,351,500)             (42,905,300)             (9,493,000)
---------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Reduction of long-term debt                                (10,258,800)              (4,942,500)             (4,405,000)
   Proceeds from issuance of long-term debt                     6,357,400               27,656,000                      --
   Issuance of common stock under stock option plan                30,800                  494,700                  21,800
   Issuance and acquisition of treasury stock                    (964,600)                  (6,400)                (91,400)
   Dividends paid                                              (4,074,600)              (3,416,600)             (3,048,900)
---------------------------------------------------------------------------------------------------------------------------
Net cash provided (required) by financing activities           (8,909,800)              19,785,200              (7,523,500)
---------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                        (1,744,100)                (565,600)                     --
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents           (3,658,900)              (3,289,000)              2,439,200
Cash and cash equivalents at beginning of period                6,975,800               10,264,800               7,825,600
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                   $  3,316,900             $  6,975,800             $10,264,800
---------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Fiscal Years ended December 30, 1995; December 31, 1994 and January 1, 1994.

1. ACCOUNTING POLICIES

A. Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the company and all of its subsidiaries, all of which are wholly-owned with the exception of NEPSA (see Note 2). All material intercompany profits, transactions and balances have been eliminated in consolidation. The company is approximately 54% owned by the Williamson-Dickie Manufacturing Company. The company has no material transactions with the Williamson-Dickie Manufacturing Company.

B. Cash and Cash Equivalents

     The company considers all highly-liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

C. Inventories

     Inventories are stated at the lower of cost or market. The cost of inventories is determined by the first-in, first-out method (FIFO).

D. Property, Plant and Equipment

     Property, plant and equipment, carried at cost, is depreciated over the estimated useful life of the assets. Depreciation expense is computed on a straight-line basis for book purposes. Accelerated methods are used for income tax purposes. Major improvements are capitalized and ordinary repairs and maintenance are expensed in the year incurred.

E. Accounting Period

     The company's fiscal year ends on the Saturday closest to December 31 and consists of thirteen four week periods. Effective with fiscal 1996, the company is changing its accounting periods from 4 weeks to one month each with the fiscal year coinciding with the calendar year.

F. Intangibles Resulting from Business Acquisitions

     Intangible assets resulting from business acquisitions principally consist of the excess of the acquisition cost over the fair value of the net assets of the businesses acquired (goodwill). Goodwill is amortized over 25 years. Other intangible assets are amortized on a straight-line basis over their estimated useful lives. The carrying value of goodwill and other intangibles is evaluated if circumstances indicate a possible impairment in value. If undiscounted cash flows over the remaining amortization period indicate that goodwill and other intangibles may not be recoverable, the carrying value of goodwill and other intangibles will be reduced by the estimated shortfall of cash flows on a discounted basis.

G. Taxes on Income

     The company provides deferred taxes to reflect future consequences of differences between the tax basis of assets and liabilities and their reported amounts for financial reporting purposes, in accordance with Financial Accounting Standards (SFAS) No. 109. The significant components of deferred tax assets and liabilities are principally related to depreciation, allowance for doubtful accounts, retirement plans, inventory and accrued expenses not currently deductible.

H. Translation of Foreign Currencies

     The company translates foreign currency financial statements by translating balance sheet accounts at the current exchange rate and income statement accounts at the average exchange rate for the year. Translation gains and losses are recorded in shareholders' equity, and transaction gains and losses are reflected in income.

I. Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts reflected on those statements. Actual results could differ from those estimates.

J. Financial Instruments

     The carrying amounts of assets and liabilities as reported in the balance sheet at December 30, 1995, which qualify as financial instruments, approximate fair value. The fair value of interest rate swap agreements held by the company at year end which were not recorded on the financial statements, was $1,065,500 which represents the cash requirement to settle these agreements at December 30, 1995.

K. Interest and Dividends--Net

-----------------------------------------------------------------
                       December 30,   December 31,  January 1,
                           1995           1994         1994
-----------------------------------------------------------------
Interest expense
  (net of capitalized
  interest)             $3,122,900    $2,013,000   $1,286,000
Interest income           (658,700)     (354,600)    (254,300)
Dividend income                 --       (24,400)    (100,100)
-----------------------------------------------------------------
Interest and dividend
 -- net expense         $2,464,200    $1,634,000  $   931,600
-----------------------------------------------------------------

     Cash payments for interest were $2,978,600, $1,964,300 and $1,337,600 for the 1995, 1994 and 1993 fiscal years respectively.

L. Net Earnings Per Share

     Net earnings per share for all periods presented have been computed based upon the weighted average number of shares outstanding during the year after giving effect to the two-for-one stock split paid on December 15, 1994 (see Note
13).

2. NEPSA ACQUISITION

     The company acquired 60% of the outstanding common stock of Nacional de Envases Plasticos, S.A. de C.V., and its associated companies, collectively known as NEPSA, on July 5, 1994. The acquisition of NEPSA was accounted for using the purchase method of accounting. The allocation of the purchase price of approximately $46,000,000 resulted in an excess of $26,505,300 in goodwill which will be amortized on a straight-line basis over its estimated life of 25 years. Amortization of goodwill was $1,060,200 for 1995 and $539,100 for 1994.

     The company had non-cash investing and financing activities associated with the NEPSA transaction by issuing 200,000 shares (restated to 400,000 shares after two-for-one stock split) of additional Blessings Corporation common stock valued at $5,400,000.

     Unaudited pro forma results assuming consolidation of NEPSA for the entire fiscal year ending December 31, 1994, would be net sales of $185,795,000, net earnings of $12,432,200 and net earnings per share of $1.24. Unaudited pro forma results for fiscal 1993 would have been net sales of $174,653,900, net earnings of $10,273,000 and net earnings per share of $1.01.

3. INVENTORIES

-----------------------------------------------------------
                               December 30,   December 31,
                                   1995           1994
-----------------------------------------------------------
Raw materials                    $6,377,600    $12,464,900
Finished goods                    3,061,500      3,400,700
-----------------------------------------------------------
   Total                         $9,439,100    $15,865,600
-----------------------------------------------------------

 4. PROPERTY, PLANT AND EQUIPMENT

--------------------------------------------------------------
                                 December 30,     December 31,
                                     1995             1994
--------------------------------------------------------------
Land                            $    629,200     $    629,200
--------------------------------------------------------------
Buildings                         16,094,500       15,815,700
Machinery and equipment           76,985,500       81,883,000
Motor vehicles                       887,200          857,100
Furniture and fixtures             3,466,000        3,599,900
Leasehold improvements               892,600        1,407,700
Construction in progress           5,189,600        4,100,500
--------------------------------------------------------------
Gross depreciable assets        $103,515,400     $107,663,900
Less accumulated
  depreciation and amortization   34,996,500       33,271,400
--------------------------------------------------------------
Net depreciable assets            68,518,900       74,392,500
--------------------------------------------------------------
   Net assets                   $ 69,148,100     $ 75,021,700
--------------------------------------------------------------

     Plant and equipment with a carrying value of $9,703,900 at December 30, 1995, are pledged as collateral for long-term debt.

5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

----------------------------------------------------------------
                                   December 30,   December 31,
                                       1995           1994
----------------------------------------------------------------
Accounts payable                   $  9,506,600    $15,332,100
Salaries, wages and commissions       1,828,100      2,051,100
Dividends payable                            --      1,020,600
Taxes, other than taxes on income     1,111,100      1,133,000
Interest                                210,000        222,300
Insurance                               914,700        522,100
Relocation and restructuring            791,200      1,201,100
Miscellaneous current liabilities     1,923,000      2,022,500
----------------------------------------------------------------
   Total                            $16,284,700    $23,504,800
----------------------------------------------------------------

6. LONG-TERM DEBT

------------------------------------------------------------
                               December 30,   December 31,
                                   1995           1994
------------------------------------------------------------
Georgia 8.15% loan due 1998
  collateralized by plant
  and equipment                $  2,250,000   $  3,250,000
Virginia 7.76% loan due 1998
  collateralized by plant
  and equipment                   2,700,000      3,900,000
6% Term Loan due 1996                   --       1,041,700
NEPSA Credit Agreement
  due 2002                       20,312,500     23,437,500
Revolving Credit Agreement        3,000,000             --
Mexico bank loans due 1997
  collateralized by equipment     2,962,400      3,497,000
------------------------------------------------------------
                                $31,224,900    $35,126,200
Less installments due
  within one year                 7,477,500      8,650,400
------------------------------------------------------------
   Total long-term debt         $23,747,400    $26,475,800
------------------------------------------------------------

     On October 25, 1995, the company entered into a $25,000,000 three year unsecured revolving credit agreement with major lending institutions, replacing the $6,000,000 revolving credit agreement that expired on October 31, 1995. Borrowings under the revolving credit bear interest at rates based on the London Interbank Offered Rates ("LIBOR") or the prime interest lending rate. The company had outstanding advances of $3,000,000 at December 30, 1995. The LIBOR based rate as of December 30, 1995 was 6.73%.

     In December of 1994 and during the first half of 1995, the company entered into five interest rate swap agreements to limit its exposure to changes in interest rates on the NEPSA Credit Agreement. The agreements obligate the company to make fixed payments to a counter party which, in turn, is obligated to make variable payments to the company. The amount to be paid or received under the terms of the swap is measured by applying contractually agreed to variable and fixed rates to a notional amount of principal. The counterparty to the agreements is a major financial institution which is expected to fully perform under the terms of the agreement. The notional amount, which decreases over the term of the agreements, is used to measure the contractual amounts to be received or paid and does not represent the amount of exposure to credit loss. The agreements terminate in 2002 and effectively convert $20,000,000 of three month LIBOR-based floating rate debt to 8.21% fixed rate debt. Interest paid on these swaps was recorded as an adjustment to interest expense.

     The company has short-term lines of credit of $7,000,000 available through its principal lenders. On December 30, 1995, the company was not utilizing any of its short-term lines of credit.

     On February 2, 1996, the company entered into a $20,000,000 Note Purchase Agreement with a major insurance company. Under the terms of the Note Purchase Agreement, the company issued $10,000,000 of 7.22% senior unsecured notes due January 30, 2008, and $10,000,000 of 6.55% senior unsecured notes due January 30, 2002. Interest will be payable semi-annually commencing on July 30, 1996. The company is not obligated to make principal payments until December 1, 1999, at which time principal will be payable annually. The proceeds will be partially used to repay the two secured mortgages and advances under the revolving credit and the balance will be used to finance major capital projects.

     The long-term debt agreements contain various restrictive covenants limiting the company's ability to incur additional indebtedness, mergers and acquisitions. The agreements also include quarterly tests relating to the maintenance of net worth, cash flow and interest coverage ratios.

     The maturities on long-term debt are as follows:

-------------------------------------------------------------
Fiscal Years                                       Amount
-------------------------------------------------------------
1996                                           $  7,477,500
1997                                              5,944,300
1998                                              6,865,600
1999                                              3,125,000
2000                                              3,125,000
2001 and after                                    4,687,500
-------------------------------------------------------------
   Total                                        $31,224,900
-------------------------------------------------------------

7. COMMITMENTS

     At December 30, 1995, aggregate rental commitments on long-term operating leases, which were for real estate, were as follows:

-------------------------------------------------------------
Fiscal Years                                        Amount
-------------------------------------------------------------
1996                                             $1,753,200
1997                                              1,786,000
1998                                              1,786,000
1999                                              1,109,600
2000                                                433,200
2001 and after                                      288,800
-------------------------------------------------------------
   Total                                         $7,156,800
-------------------------------------------------------------

     Rent expense for the fiscal years ended December 30, 1995; December 31, 1994; and January 1, 1994, amounted to $2,024,500, $1,649,600 and $1,052,000 respectively.

8. PENSION TRUST PLAN

     The company sponsors a defined benefit pension plan that covers substantially all employees. The cost of the plan is borne by the company. The plan calls for benefits to be paid to eligible employees at retirement, based primarily upon years of service with the company and compensation rates near retirement. Contributions are intended to provide not only for benefits attributable to service to date but also for those expected to be earned in the future. Plan assets consist primarily of bonds, mortgages and common stock.

     Pension expense was $459,500, $581,200 and $273,300 in the 1995, 1994, 1993
fiscal years respectively. Net pension cost for the company's qualified and nonqualified defined benefit plans for 1995, 1994 and 1993 included the following components:

--------------------------------------------------------------
                            1995          1994         1993
--------------------------------------------------------------
Service cost of
  current period       $     597,200  $   722,900  $  548,400
Interest cost on
  projected benefit
  obligation                 998,100    1,004,600     859,200
Actual return on
  plan assets             (1,887,300)    (700,400)   (972,300)
Net amortization
  and deferral               751,500     (445,900)   (162,000)
--------------------------------------------------------------
Net periodic
  pension cost         $     459,500  $   581,200  $  273,300
--------------------------------------------------------------

     The following table sets forth the plan's funded status and amounts recognized in the company's statement of cash flows at year-end.

     Actuarial present value of benefit obligations:

-----------------------------------------------------------------
                                       1995            1994
-----------------------------------------------------------------
  Vested benefits                  $ 11,871,800    $  11,656,300
  Non-vested benefits                   253,200          358,600
-----------------------------------------------------------------
Accumulated benefit obligation     $ 12,125,000    $  12,014,900
-----------------------------------------------------------------
Fair value of assets held
  in the plan                      $ 13,574,400    $  12,468,300
Projected benefit obligation for
  services rendered to date         (14,484,900)     (14,742,000)
-----------------------------------------------------------------
Projected benefit obligation in
  excess of plan assets                (910,500)      (2,273,700)
Unrecognized net loss                   798,600        2,546,600
Unrecognized prior service cost        (100,600)        (108,400)
Unrecognized net asset at
  January 1, 1988, being
  amortized over 17 years              (284,200)        (319,800)
Unrecognized net obligation at
  December 31, 1994, being
amortized over 15 years                 875,600          943,000
-----------------------------------------------------------------
Prepaid pension cost
  included in other assets         $    378,900    $     787,700
-----------------------------------------------------------------

     The weighted-average discount rate and the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.5% and 5.0%, respectively, for 1995 and 1994. The expected long-term rate of return on assets was 10% for 1995 and 1994.

     During 1994 the company adopted a Supplemental Restoration plan designed to restore pension benefits which have been limited as a result of recent changes in the Internal Revenue Service code of 1993 (OBRA '93).

     In December, 1990 and November, 1992, FASB issued SFAS No. 106, "Employers' Accounting for Post Retirement Benefits Other Than Pensions" and SFAS No. 112, "Employers' Accounting for Post Employment Benefits" respectively. These pronouncements do not have an effect on the company's financial statements as the cost to the company of providing the benefits covered in these pronouncements is not significant.

9. PENSION SAVINGS PLAN (401K)

     The company initiated a pension savings plan in 1988 designed to comply with Section 401(k) of the Internal Revenue Service code. Under the terms of the plan, the company matches 50% of the employees' contributions up to a maximum of 3% of salary. The company's matching contribution to the plan was $337,900, $388,800 and $389,100 for 1995, 1994 and 1993 fiscal years respectively.

10. STOCK OPTION PLAN

     In May, 1991, the shareholders of the company approved the Blessings Corporation 1991 Stock Option Plan which provides for the granting of stock options with or without related stock appreciation rights. An aggregate of 240,000 shares of common stock is reserved for issuance upon exercise of options granted under the plan. The Compensation Committee determines the option price (which shall not be less than 100% of the fair market value per share on the date the option is granted), the number of shares granted and the term (which cannot exceed ten years). The options cannot be exercised until one year from date of grant. In October, 1995, FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation". The company has made the decision not to apply SFAS No.123 and will continue to use APB Opinion No. 25, "Accounting for Stock Issued to Employees" for the measurement and recognition of employee stock-based compensation. A summary of stock option transactions in fiscal 1993, 1994 and 1995 follows:

-----------------------------------------------------------------
                          Number      Options     Option Price
                        of Shares   Exercisable     Per Share
-----------------------------------------------------------------
Options outstanding
  and exercisable
  January 2, 1993        58,000       58,000         $8.813
-----------------------------------------------------------------
Options exercised        (2,200)      (2,200)
Options granted 1993      9,000           --         $12.25
Options outstanding
  and exercisable
  January 1, 1994        64,800       55,800     $8.813-$12.25
-----------------------------------------------------------------
Options exercised       (33,600)     (33,600)
Options granted 1994     67,000        9,000    $12.813-$14.375
Options outstanding
  and exercisable
  December 31, 1994      98,200       31,200     $8.813-$14.375
-----------------------------------------------------------------
Options canceled         (7,000)      (7,000)        $14.375
Options exercised        (3,000)      (3,000)
Options granted 1995     41,500       67,000     $12.00-$13.25
Options outstanding
  and exercisable
  December 30, 1995     129,700       88,200     $8.813-$14.375
-----------------------------------------------------------------

     At December 30, 1995, shares for future option grants totaling 71,500 shares were available under the plan.

11. TAXES ON INCOME

     The components of income before taxes are as follows:

------------------------------------------------------------
                   December 30,   December 31,   January 1,
                       1995           1994          1994
------------------------------------------------------------
U.S.                $ 8,398,800   $18,533,500   $14,968,200
Foreign               5,571,300     2,739,800            --
------------------------------------------------------------
                    $13,970,100   $21,273,300   $14,968,200
------------------------------------------------------------

     Income tax expense from continuing operations consisted of the following components in the fiscal year ended on:

-----------------------------------------------------------
                     December 30,  December 31,  January 1,
                         1995          1994         1994
-----------------------------------------------------------
Taxes estimated to be
  payable currently
   U.S.               $2,553,700    $5,251,200  $3,789,600
   Foreign             3,383,500     1,959,100          --
   State                 298,400     1,086,500     710,900
-----------------------------------------------------------
     Total            $6,235,600    $8,296,800  $4,500,500
-----------------------------------------------------------
Taxes deferred--net
   U.S.               $    6,500    $  401,400  $  837,000
   Foreign              (153,700)       (1,500)         --
   State                  60,800        33,700     195,200
-----------------------------------------------------------
     Total               (86,400)      433,600   1,032,200
-----------------------------------------------------------
                      $6,149,200    $8,730,400  $5,532,700
-----------------------------------------------------------

     Temporary differences which give rise to deferred tax assets and liabilities at December 30, 1995, December 31, 1994, and January 1, 1994, are as follows:

------------------------------------------------------------------------------------------------------------------------------
                                                           1995                       1994                     1993
------------------------------------------------------------------------------------------------------------------------------
                                                  Deferred       Deferred     Deferred     Deferred    Deferred     Deferred
                                                     tax            tax          tax          tax         tax          tax
                                                   assets       liabilities    assets     liabilities   assets     liabilities
------------------------------------------------------------------------------------------------------------------------------
Current
  Allowance for doubtful accounts                $   427,100            --  $   388,400           --   $358,300           --
  Compensated absences                               312,500            --      208,700           --    270,000           --
  Restricted stock                                   138,600            --      163,700           --    150,600           --
------------------------------------------------------------------------------------------------------------------------------
   Total current                                     878,200            --      760,800           --    778,900           --
------------------------------------------------------------------------------------------------------------------------------
Non Current
  Tax deductible expenses not charged against
  book income (primarily depreciation)                    --    $6,210,800           --   $5,575,900         --   $4,000,600
Loss on foreign currency translation               4,047,200            --    1,791,700           --         --           --
Inventory                                                 --       923,900           --    1,461,500         --           --
Other                                                382,000            --      382,000       66,300         --           --
------------------------------------------------------------------------------------------------------------------------------
   Total non current                               4,429,200     7,134,700    2,173,700    7,103,700         --    4,000,600
------------------------------------------------------------------------------------------------------------------------------
Total deferred taxes                              $5,307,400    $7,134,700   $2,934,500   $7,103,700   $778,900   $4,000,600
------------------------------------------------------------------------------------------------------------------------------

     A reconciliation of the differences between income taxes computed at the U.S. income tax rate and the consolidated tax provision is as follows:

--------------------------------------------------------------------------------------------------------------------------
                                                       December 30,                December 31,             January 1,
                                                           1995                        1994                    1994
--------------------------------------------------------------------------------------------------------------------------
                                                       Amount         %           Amount        %         Amount       %
--------------------------------------------------------------------------------------------------------------------------
Tax at statutory U.S. tax rate                       $4,889,500      35.0      $7,445,700      35.0     $5,238,900    35.0
Differential due to operations outside U.S.             892,600       6.4         407,700       1.9             --    --
State and local taxes net of federal tax benefit        237,100       1.6         746,200       3.5        589,000     3.9
Nondeductible goodwill amortization                     371,100       2.7         188,700        .9             --    --
Other--Net                                             (241,100)     (1.7)        (57,900)      (.3)      (295,200)   (1.9)
--------------------------------------------------------------------------------------------------------------------------
   Total Provision for income taxes                  $6,149,200      44.0      $8,730,400      41.0     $5,532,700    37.0
--------------------------------------------------------------------------------------------------------------------------

     Cash payments for taxes were $6,442,000, $6,947,900 and $4,664,700 for the 1995, 1994 and 1993 fiscal years respectively.

12.  QUARTERLY FINANCIAL DATA, MARKET AND DIVIDEND INFORMATION (UNAUDITED)

---------------------------------------------------------------------------------------------------------------------------
                                                   First          Second           Third          Fourth
                                                  Quarter         Quarter         Quarter         Quarter         Total
Fiscal Year Ended December 30, 1995              16 Weeks        12 Weeks        12 Weeks        12 Weeks       52 Weeks
---------------------------------------------------------------------------------------------------------------------------
Net sales                                       $45,056,600     $38,729,000     $36,767,700     $35,756,100    $156,309,400
---------------------------------------------------------------------------------------------------------------------------
Cost of sales                                   $30,940,400     $27,375,400     $27,731,800     $24,984,900    $111,032,500
Net earnings                                    $ 1,921,200     $ 1,796,100     $   412,000     $ 1,755,900    $  5,885,200
---------------------------------------------------------------------------------------------------------------------------

Average number of shares outstanding             10,205,588      10,164,954      10,126,421      10,123,888      10,159,088
---------------------------------------------------------------------------------------------------------------------------
Net earnings per share                          $       .19     $       .17     $       .05     $       .17    $        .58
---------------------------------------------------------------------------------------------------------------------------

Dividends paid per share                        $       .10     $       .10     $       .10     $       .10    $        .40
---------------------------------------------------------------------------------------------------------------------------
Market price of common stock
  HIGH                                          $     14.75     $     13.13     $     13.38     $     13.25    $      14.75
  LOW                                           $     12.75     $     12.50     $     13.13     $     10.38    $      10.38
---------------------------------------------------------------------------------------------------------------------------

Fiscal Year Ended December 31, 1994
---------------------------------------------------------------------------------------------------------------------------
Net sales                                       $36,047,100     $26,261,200     $45,121,700     $43,455,800    $150,885,800
Cost of sales                                   $22,833,600     $17,416,700     $31,859,800     $28,994,400    $101,104,500
Net earnings from continuing operations         $ 3,933,800     $ 2,104,200     $ 2,801,600     $ 2,802,100    $ 11,641,700
Net earnings                                    $ 4,072,400     $ 2,245,300     $ 2,820,100     $ 2,802,100    $ 11,939,900
---------------------------------------------------------------------------------------------------------------------------

Average number of shares outstanding              9,769,418       9,903,652      10,169,806      10,185,320       9,988,770
---------------------------------------------------------------------------------------------------------------------------
Net earnings per share                          $       .42     $       .23     $       .28     $       .27    $       1.20
---------------------------------------------------------------------------------------------------------------------------

Dividends paid per share                        $       .08     $     .0875     $     .0875     $     .0875    $      .3425
---------------------------------------------------------------------------------------------------------------------------
Market price of common stock
  HIGH                                          $     13.63     $     15.13     $     17.88     $     17.00    $      17.88
  LOW                                           $     12.06     $     12.19     $     14.19     $     14.00    $      12.06
---------------------------------------------------------------------------------------------------------------------------

13. STOCK SPLIT

     On December 1, 1994, the shareholders approved a two-for-one stock split payable to shareholders of record as of December 1, 1994, paid on December 15, 1994. Prior year's shares outstanding and per share results have been restated to reflect this split.

14. MAJOR CUSTOMER

     A customer of the company accounted for 46.6%, 47.0% and 34.5% of total sales in the 1995, 1994, and 1993 fiscal years respectively. A second customer accounted for 12.0% of total sales in the 1993 fiscal year.

15. DISCONTINUED OPERATIONS

     On August 5, 1994, the company sold the assets of the Geri-Care Products Division. The sale resulted in an after tax gain of $91,700. The results of this transaction and Geri-Care's earnings have been reflected in discontinued operations and prior years have been restated. Summary operating results of discontinued operations, excluding the above gain, are as follows:

-----------------------------------------------------------------
                        December 30,   December 31,   January 1,
                           1995           1994          1994
-----------------------------------------------------------------
Net sales                  --          $7,920,300    $15,373,700
-----------------------------------------------------------------
Earning (loss) before
  income taxes             --             339,300        550,600
Provision for
  income taxes             --            (132,800)      (203,500)
-----------------------------------------------------------------
Net earnings (loss)
  from discontinued
  operations               --          $  206,500    $   347,100
-----------------------------------------------------------------

16. SEGMENT AND GEOGRAPHIC INFORMATION

     The company operates in one principal industry segment: the design, manufacture and sale of specialty plastics for use in a variety of disposable healthcare products, as well as in numerous industrial, agricultural and packaging end uses. The company operates in two primary geographic areas: the United States and Mexico.

     Geographic financial information is as follows:

-------------------------------------------------------------
                                   1995           1994
-------------------------------------------------------------
Net sales to unaffiliated
  customers:
   United States               $107,877,500   $115,432,400
   Mexico                        48,431,900     35,453,400
-------------------------------------------------------------
      Total sales              $156,309,400   $150,885,800
-------------------------------------------------------------
Net earnings:
   United States             $    5,479,500  $  12,058,900
   Mexico                           405,700       (119,000)
-------------------------------------------------------------
      Total earnings         $    5,885,200  $  11,939,900
-------------------------------------------------------------
Identifiable assets:
   United States
     (Including Goodwill)      $116,976,300   $124,347,100
   Mexico                        19,117,900     27,209,200
-------------------------------------------------------------
      Total assets             $136,094,200   $151,556,300
-------------------------------------------------------------

SELECTED FINANCIAL DATA

(dollar amounts in thousands except per share data)           1995          1994         1993          1992         1991
---------------------------------------------------------------------------------------------------------------------------
Results of operations
   Net sales                                                 $156,309      $150,886     $114,211      $106,548     $95,971
   Net earnings from continuing operations                      5,885        11,642        9,436         9,158       8,912
   Net earnings                                                 5,885        11,940        9,783         9,467       9,001
---------------------------------------------------------------------------------------------------------------------------
Year-end position
   Cash, cash equivalents and short-term investments         $  3,317      $  6,976      $17,065       $11,626     $ 8,325
   Property, plant and equipment--net                          69,148        75,022       43,092        41,231      39,764
   Total assets                                               136,094       151,556       88,000        82,534      76,685
   Long-term debt                                              23,747        26,476        8,192        12,645      13,305
   Shareholders' equity                                        70,884        72,370       60,887        54,295      47,692
---------------------------------------------------------------------------------------------------------------------------
Per common share
   Net earnings from continuing operations                   $    .58      $   1.17      $   .97       $   .94     $   .91
   Net earnings                                                   .58          1.20         1.00           .97         .92
   Shareholders' equity                                          6.98          7.25         6.24          5.57        4.89
   Dividends declared                                             .30(1)        .36          .32           .29         .25
---------------------------------------------------------------------------------------------------------------------------
Financial ratios
   Current ratio (2)                                              1.5           1.4          3.3           3.7         2.8
   Long-term debt to equity (3)                                  33.5%         36.6%        13.5%         23.3%       27.9%
---------------------------------------------------------------------------------------------------------------------------

1 First quarter, 1996 dividend declared February 1, 1996. Previous first quarter dividends declared in December of preceding year.

2 Current assets at year-end divided by current liabilities at year-end.

3 Long-term debt at year-end divided by equity at year-end.

MANAGEMENT'S FINANCIAL ANALYSIS AND DISCUSSION

Summary of Operations:

     The following table sets forth for the periods indicated 1) the percentages which certain items reflected in the financial data bear to net sales on operations of the company and 2) the percentage increase or (decrease) of such items as compared to the indicated prior period.


                                                  Relationship to Net Sales
                                                        Year Ended                         Year to Year
                                        --------------------------------------------    Increase/(Decrease)
                                        December 30,      December 31,    January 1,    -------------------
                                            1995             1994            1994         95/94      94/93
------------------------------------------------------------------------------------------------------------
Net Sales from Continuing Operations       100.0%            100.0%         100.0%         3.6%      32.1%
Cost of Sales                               71.0              67.0           70.0          9.8       26.5
------------------------------------------------------------------------------------------------------------
Gross Margin                                29.0              33.0           30.0         (9.0)      45.3
Other costs and expenses                    20.0              18.9           16.9          9.8       47.8
------------------------------------------------------------------------------------------------------------
Earnings from continuing operations
 before provision for taxes on income and
 cumulative effect of accounting change      8.9              14.1           13.1        (34.3)      42.1
Taxes on income                              3.9               5.8            4.8        (29.6)      57.8
------------------------------------------------------------------------------------------------------------
Net earnings from continuing operations
  before minority interest and cumulative
  effect of accounting change                5.0               8.3            8.3        (37.6)      32.9
Minority interest in net income
  of subsidiary                              1.2                .6             --        114.8       N/A
Net earnings from discontinued
  operations                                  --                .2             .3       (100.0)     (14.1)
Net Earnings                                 3.8%              7.9%           8.6%       (50.7)%     22.1%
------------------------------------------------------------------------------------------------------------


RESULTS OF OPERATIONS:

Net Sales:

     1995/1994--The increase in sales in 1995 over 1994 of $5.4 million or 3.6%, was due to the inclusion of a full year of sales from the company's 60% owned Mexican subsidiary, NEPSA. NEPSA was acquired in July, 1994, thus reflecting sales for only six months in 1994. Domestic unit volume was down 14% from 1994 due primarily to the downgauging of diaper backsheet products. In addition, the effects of the devaluation of the Mexican peso which was initiated on December 20, 1994, resulted in a 23% decline in NEPSA's volume when compared to the previous twelve months.

     1994/1993--Net sales on continuing operations reached an all-time high of $150,885,800. Sales from the Edison Plastics(R) Division of $115,432,400 were bolstered by a half year of sales from the company's newly acquired Mexican subsidiary NEPSA of $35,453,400. The geographical diversification which NEPSA brings to the company presents Blessings with an opportunity to participate in the expanding disposable health care product markets of Latin America. A general trend by domestic diaper manufacturers toward thinner gauge diaper backsheet materials, however, will reduce the volume of products sold into this market during 1995. To offset the reduction in disposable product volume, the company has formed an Advanced Industrial Markets team to seek out new product applications in a wide range of industrial, medical and packaging market segments.

     The company sold the Geri-Care(R) Products Division on August 5, 1994. While profitable, this division was operating in a mature market environment and had come to represent a dilution of management focus due to its marginal fit with the plastic film manufacturing expertise of the company. The net operating results of Geri-Care are reported in discontinued operations.

Cost of Sales:

     1995/1994--A major factor in the increased cost of sales and the resulting decrease in gross margin was the continuation of high, although declining raw material costs throughout 1995. Raw material prices nearly doubled within a relatively short time period making full cost pass-through to customers virtually impossible. During the year, peso currency declines against the dollar resulted in a reduction of the company's consolidated net earnings of $(1,188,200), and a currency translation adjustment which reduced shareholders' equity by $(3,383,300).

     The company has reacted to the reduced domestic demand and the economic crisis in Mexico in several ways. The company's domestic operations now have a totally restructured and regionalized sales and marketing program, supported by a reorganized research and development department which can respond promptly to changes in customer specification and other market opportunities. In Mexico, NEPSA has reduced headcount by 30% and materially improved overall productivity. These changes have positioned the company to compete favorably in the future.

     1994/1993--Operating profits improved by 15.4% over the prior year despite significant cost increases in raw materials. Gross margin was 33.0% for the year, a level which will be difficult to sustain in 1995 due to the high cost of polyethylene resins which continue to increase. With the closure of the South Plainfield, NJ, office and manufacturing facility and the resulting relocation of its equipment in addition to new equipment for the Georgia and Oklahoma facilities, the Division has sufficient capacity to expand into new markets and new applications.

     The purchase of 60% of the shares of the company's Mexican subsidiary NEPSA, has opened new avenues for growth. NEPSA's state-of-the-art printing capabilities are highly suitable to U.S. markets. In addition, there are considerable opportunities for Edison Plastics and NEPSA to benefit from the sharing of proprietary film extrusion technologies which each has developed independently over the years. While the devaluation of the Mexican peso which occurred on December 20, 1994 resulted in a reduction of Blessings' consolidated net earnings of $(868,000), and a currency translation adjustment which reduced shareholders' equity by $(2,687,500), we remain optimistic about the prospects of this operation, despite further erosion of the peso against the dollar during the first quarter of 1995.

Selling, General, Administrative and Interest:

     1995/1994--Total dollars expended during 1995 for other costs and expenses declined before the affect of a full year of goodwill amortization, a full year of interest expense associated with the acquisition of NEPSA, and a full year of NEPSA's selling, general and administrative costs. Other costs and expenses as a percentage of sales increased due primarily to lower sales volumes.

     1994/1993--The increase of two percentage points in other costs and expenses is primarily the result of goodwill amortization and interest expense associated with the purchase of NEPSA.

Taxes on Income:

     1995/1994--The company's effective tax rate increased to 44.0% from 41.0% in 1994. The increase is primarily due to a higher effective tax rate for the full year in 1995 associated with NEPSA and the related amortization of nondeductible goodwill.

     1994/1993--The effective tax rate in 1994 increased to 41.0% from 37.0% in 1993. The increase is primarily due to a higher effective tax rate associated with NEPSA and the related amortization of nondeductible goodwill.

Liquidity and Capital Resources:

     1995/1994--During the year the company entered into a $25 million three year unsecured revolving credit agreement replacing the $6 million revolving credit agreement which expired in October. In February, 1996, the company entered into a $20 million Note Purchase Agreement with a major insurance company (see Note 6). The proceeds of the $20 million senior notes will be used to repay two secured mortgages and the $3 million balance outstanding under the revolving credit agreement. In addition, the company had short-term credit lines of $7.0 million which were not being utilized at the end of the year.

     1994/1993--The company utilized its cash reserves and initiated a $25,000,000 eight year term loan to finance the purchase of NEPSA. Despite this significant transaction the company's balance sheet remains strong with a current ratio of 1.4 and long-term debt to equity of 36.6%.

     SAFE HARBOR STATEMENT under the Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, the matters discussed in this annual report are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the company's operations, markets, products, services and prices, and other factors discussed in the company's filings with the Securities and Exchange Commission.

CORPORATE INFORMATION



BOARD OF DIRECTORS

John W. McMackin, Esquire
Chairman
Partner; Decker, Jones, McMackin, McClane,
Hall & Bates
Fort Worth, Texas

Leonard Birnbaum
Private Investor
New York, New York

Joseph J. Harkins
Executive Vice President; Retired
The Chase Manhattan Bank, N.A.
New York, New York

R. Stephen Lefler
President and Chief Operating Officer
Williamson-Dickie Manufacturing Company
Fort Worth, Texas

James P. Luke
Executive Vice President, Secretary/Treasurer and Chief Financial Officer
Blessings Corporation

Elwood M. Miller
President and Chief Executive Officer
Blessings Corporation

Richard C. Patton
Private Investor
Nashville, Tennessee

Otto E. Scherer
Retired Chairman and Consultant
to Blessings Corporation

Ing. Manuel Villarreal G.
President and Chief Executive Officer
NEPSA

Robert E. Weber
Chairman and Chief Executive Officer
Osmose Wood Preserving, Inc.
Buffalo, New York

J. Donovan Williamson
Consultant to
Williamson-Dickie Manufacturing Company
Fort Worth, Texas

Philip C. Williamson
Vice Chairman and Chief Executive Officer
Williamson-Dickie Manufacturing Company
Fort Worth, Texas

COMMITTEES OF THE BOARD

EXECUTIVE COMMITTEE
John W. McMackin, Chairman
J. Donovan Williamson, Vice Chairman
James P. Luke
Elwood M. Miller
Manuel Villarreal G.
Robert E. Weber
Philip C. Williamson

OPERATING COMMITTEE
John W. McMackin, Chairman
Robert E. Weber
J. Donovan Williamson
Philip C. Williamson

AUDIT COMMITTEE
Otto E. Scherer, Chairman
Leonard Birnbaum
Joseph J. Harkins

COMPENSATION COMMITTEE
Joseph J. Harkins, Chairman
Leonard Birnbaum
Robert E. Weber
Philip C. Williamson

LONG RANGE PLANNING COMMITTEE
Leonard Birnbaum, Chairman
Joseph J. Harkins
R. Stephen Lefler
James P. Luke
Elwood M. Miller
Richard C. Patton
Philip C. Williamson

ORGANIZATION DEVELOPMENT
COMMITTEE
Robert E. Weber, Chairman
Philip C. Williamson

NOMINATING COMMITTEE
J. Donovan Williamson, Chairman
Joseph J. Harkins
R. Stephen Lefler

INVESTOR RELATIONS COMMITTEE
Richard C. Patton, Chairman
James P. Luke
Elwood M. Miller

OFFICERS
Elwood M. Miller
President and Chief Executive Officer

James P. Luke
Executive Vice President, Secretary/Treasurer and Chief Financial Officer

Wayne A. Durboraw
Controller

Joseph Fernandes
Assistant Treasurer

Kenneth J. Hudson
Vice President, Human Resources

Joseph F. Seminara, Esquire
Assistant Secretary

OPERATING UNITS

EDISON PLASTICS(R) DIVISION

Manufacturing Facilities:
Washington, Georgia
McAlester, Oklahoma
Newport News, Virginia

GENERAL OFFICES:
230 Enterprise Drive
Newport News, VA 23603
(804) 888-1700

NEPSA

Manufacturing Facilities in Mexico:
Naucalpan de Juarez,
Edo. de Mex.
Naucalpan, Edo. de Mex.
Tlalnepantla, Edo. de Mex.

General Offices:
Nacional de Envases
Plasticos, S.A. de C.V.
Calz. de Las Armas No. 12
Industrial Las Armas
Tlalnepantla, Edo. de Mex.
C.P.54080 Mexico
011-525-727-92-21

GENERAL INFORMATION

ANNUAL MEETING

Annual Meeting is to be held on May 21, 1996 at the Williamsburg Lodge, 310 South England Street, Room B, Williamsburg, Virginia, at 10:00 A.M., Eastern Daylight Savings Time.

CORPORATE HEADQUARTERS

200 Enterprise Drive
Newport News, VA 23603
(804) 887-2100

STOCK LISTING AND TICKER SYMBOL

American Stock Exchange-BCO

TRANSFER AGENT AND REGISTRAR

Chemical Mellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ  07660

INDEPENDENT ACCOUNTANTS

Deloitte & Touche LLP
Richmond, Virginia

GENERAL COUNSEL

Joseph F. Seminara, Esquire
New York, New York

SHAREHOLDER INQUIRIES

Communications regarding transfer requirements, lost certificates, dividends and change of address should be directed to the transfer agent.

FORM 10-K

A copy of the Blessings Corporation 10-k Report filed with the Securities and Exchange Commission for the fiscal year ended December 30, 1995, which contains additional information relating to Blessings Corporation and subsidiaries, can be obtained by writing to:

Secretary, Blessings Corporation
200 Enterprise Drive
Newport News, Virginia 23603

[Blessings Logo]
BLESSINGS CORPORATION
Executive Offices
200 Enterprise Drive
Newport News, VA 23603
(804) 887-2100