Form 10-K, Exhibit 13
period 1996-12-31
BLESSINGS CORP
filed 1997-03-27
CIK 12614

[logo]

BLESSINGS
CORPORATION


1996 ANNUAL REPORT

ABOUT THE COMPANY

Blessings Corporation is a recognized leader in the manufacture of high specification extruded, printed and converted polyolefin films. The company's Edison Plastics (Registration Mark) Division, produces mono and multi-layered extruded polyethylene and polypropylene films at facilities in Newport News, Virginia, Washington, Georgia and McAlester, Oklahoma for use in a variety of disposable healthcare products, as well as in numerous industrial, agricultural and packaging end uses. The company's 60% owned Mexican subsidiary, Nacional de Envases Plasticos, S.A. (NEPSA) also produces mono and multi-layered polyolefin films for a wide range of disposable healthcare and packaging applications. In addition, NEPSA ranks among world technical leaders in high speed, multicolor, plastic film printing, and converted products.

FINANCIAL HIGHLIGHTS

(in thousands except per share data)                1996              1995             1994
---------------------------------------------------------------------------------------------
Net Sales From Continuing Operations              $ 158,135        $ 156,309        $ 150,886
---------------------------------------------------------------------------------------------
   Operating Profit                               $  18,594        $  21,447        $  28,263
   Corporate Expense, Goodwill, Interest
      and Other - Net                               (10,312)          (9,413)          (7,891)
   Income Taxes                                      (3,270)          (6,149)          (8,730)
---------------------------------------------------------------------------------------------
   Net Earnings From Continuing Operations        $   5,012        $   5,885        $  11,642
   Net Earnings From Discontinued Operations           --               --          $     298
---------------------------------------------------------------------------------------------
Net Earnings                                      $   5,012        $   5,885        $  11,940
=============================================================================================
   Shareholders' Equity                           $  71,748        $  70,884        $  72,370
   Total Assets                                   $ 158,077        $ 136,094        $ 151,556
Per Common Share
   Net Earnings From Continuing Operations        $     .49        $     .58        $    1.17
   Discontinued Operations                             --               --          $     .03
---------------------------------------------------------------------------------------------
   Net Earnings                                   $     .49        $     .58        $    1.20
   Shareholders' Equity                           $    7.07        $    6.98        $    7.25
---------------------------------------------------------------------------------------------
Return on Equity*                                       7.0%             8.3%            17.4%
=============================================================================================

* Net earnings divided by average shareholders' equity

                                                         BLESSINGS CORPORATION 1

TO OUR SHAREHOLDERS

     During 1996 net sales rose to a record $158,135,100, slightly ahead of the previous record of $156,309,400 set in 1995. 1996 net earnings totaled $5,011,900 or $0.49 per share compared with $5,885,200 or $0.58 per share in 1995. While we are not satisfied with these results, we are pleased with the progress made toward meeting our strategic objectives which remain focused on growth, diversification, and expansion into non-traditional areas.

         Blessings Corporation remains firmly anchored by Edison Plastics, our U.S. based film business and by NEPSA, our 60% owned Mexican manufacturer of film, and high-end printed and converted products. Both businesses are built upon a strong set of core competencies and are recognized as technical leaders offering superior quality and service to customers.

         At Edison Plastics, relationships with customers have never been stronger. We have expanded our marketing, sales, and R&D resources and staffed key positions with visionary, customer-focused people; people who listen to and understand customer needs, can communicate these needs to and through operations, and deliver solutions to the customer in record time. This customer-driven, technology-based philosophy has strengthened our position with existing customers and has resulted in significant market share gain in our traditional healthcare markets.

         We have pursued and captured a number of exciting new initiatives focused on new markets, new customers, and new products. We now offer a product line of ultra-thin gauge films to the health care market that brings customers more value and lower cost. Through advances in chill cast process technology and product design, we have established a position in the fresh produce packaging market with a family of tailored and controlled

2 BLESSINGS CORPORATION
oxygen transmission products. Using related technology, we have developed a family of sealant web films for the packaging market which will be commercially introduced during the first half of 1997 and will open a market previously unavailable to Edison Plastics. We have invested in excess of $20,000,000 in four major projects in 1996 to support these tactical and strategic initiatives. Two of these have started up during the fourth quarter of 1996 while the other two will start up during the first half of 1997. These investments are indicative of the confidence we have in our ability to build and grow within our strong healthcare market position while investing in diverse opportunities where we can establish and maintain distinct competitive advantages.

         To support our invest and grow strategy, the Board has announced a discontinuation of the cash dividend, coupled with a stock buy-back of up to one million shares of common stock. In the interest of our shareholders, it was felt that the funds previously allocated to the dividend could better be used for internal growth and the stock buy-back program, ultimately resulting in appreciation of the outstanding stock.

         NEPSA, while hindered by the on-going recession in Mexico, delivered positive earnings to the Corporation in both 1995 and 1996. Moreover, the drive at NEPSA has concentrated internally on total cost productivity and externally on strengthening relationships with existing customers during these difficult times. In addition, NEPSA has restructured its sales, marketing, and R&D organizations, added appropriate resources and focused on replicating the Edison Plastics best practice approach of new products, new customers and new markets. This strategy has resulted in new and significant export business to the U.S. and an entree into specialized printed and converted packaging

                                                         BLESSINGS CORPORATION 3
niches within Mexico. With the beginning signs of an economic recovery, we believe NEPSA has weathered the worst part of the Mexican recession and is now well-positioned for growth.

         In order to make a quantum leap in revenue and profitability, growth and diversification must be achieved beyond that already planned for Edison Plastics and NEPSA. Accordingly, we continue to identify and assess internal investment opportunities and external partnerships and acquisitions that would help us achieve our aggressive 3-5 year goals. Our initial investment in the flexographic printing and converting operation at the McAlester, Oklahoma facility is our first step in entering the flexible packaging market in the U.S. Even though the supplier base is viewed by some as currently over-crowded and undergoing consolidation, we will enter this market as a niche supplier offering expertise in packaging technology and design, exceptional quality and service, and with the speed and response required to meet changing customer needs. With expertise already built within our NEPSA operation, it is a natural extension of one of our core competencies.

         As we move forward with these exciting opportunities, we become more dependent upon leadership and require greater participation from all of our people. Throughout our business we continue to measure and reward results, but we have also developed a culture in which leadership is recognized and all employees are expected to be involved. We now have delayered and restructured operations in manufacturing where work teams set priorities, identify solutions to problems and focus on continuous improvement. Information is openly shared across the business and traditional functional boundaries are now bridged with multi-functional teams focused on delivering customer solutions in

4 BLESSINGS CORPORATION
record time. Our leaders have developed the self-confidence to take this business to the next level with values built around open and candid communications, unyielding integrity, accountability, excellence, empowerment, and the spirit to embrace and drive change throughout the business. These changes have been reinforced by the Board of Directors through programs which encourage senior managers to establish a personal equity position in Blessings common stock to align management interests as closely as possible with those of all other shareholders.

         I am confident that we have taken the right steps to reposition Blessings for growth as we drive forward. We have outstanding leadership and people at both Edison Plastics and NEPSA and our customer base remains strong. We are optimistic about the direction in which the Company is heading and remain committed to returning Blessings to the level of profitability and growth to which we have become accustomed with the ultimate goal of enhancing shareholder value.

Respectfully yours,

/s/ Elwood M. Miller
-----------------------
Elwood M. Miller
President & Chief Executive Officer

[photo of Elwood M. Miller (on left) and James P. Luke (on right)]

(L) Elwood M. Miller
President & CEO

(R) James P. Luke
Executive Vice President & CFO

                                                         BLESSINGS CORPORATION 5

RAW MATERIALS

Operations in 1996 were significantly affected by a secondary run-up in raw material costs. These costs, which had declined rapidly late in 1995 and early 1996, reversed themselves in July and August, returning once again to near-historic highs by year end. This instability in the polyolefin raw material environment has been largely driven by capacity limitations in polyethylene and in basic ethylene production, constraints which are projected to ease as 1997 progresses. Although disruptive, the effects of raw material fluctuations have been moderated by our ability to work closely with certain key suppliers and through effective market timing of purchases. In addition, we continue to focus resources on productivity improvements to maximize efficiency and usage of all key raw materials.

QUALITY, TECHNOLOGY,
ORGANIZATION

      Significant achievements in the area of quality, technology, manufacturing capabilities and manufacturing organization were realized in 1996. These improvements will have their full impact in 1997 and beyond.

     All three Edison manufacturing plants received ISO 9002 certification during the year. ISO 9002 is recognized worldwide as an indication that a company has adopted a rigorous approach to documenting its quality systems. The ISO certification is just one milestone in the continuous quest for quality improvement. In 1997, both Edison Plastics and NEPSA will be pursuing improved systems to further strengthen process stability.

      Major capital investments in pursuit of new business opportunities were undertaken during the year. Capital investment by the combined companies exceeded $20,000,000, an all-time record level of spending. These investments are in support of new and advanced processes and new, value-added manufacturing capabilities, each designed to augment diversification while building upon fundamental core competencies within the healthcare disposables marketplace. Most significant in terms of new direction, is the commitment authorized by the Board of Directors to a printing and converting capability at the McAlester, Oklahoma plant. This investment, which will become fully commercial during the second quarter of 1997, expands upon the

6 BLESSINGS CORPORATION

[PHOTO]



                                                         BLESSINGS CORPORATION 7
printing expertise obtained with the acquisition of NEPSA in 1994 and establishes a state-of-the-art printing capability for the first time within Edison Plastics in the United States. Emphasis during 1997 will focus on optimizing recent investments, and upon process debottlenecking to improve productivity and to add needed capacity.

      Major technology enhancements that were implemented included the ability to produce ultra thin gauge cast films, and controlled respiration films. These capabilities are a result of the resources that have been invested in R&D at the Oakland Technical Center. Our investment, and more importantly, our success, distinguishes us in the film producing industry.

MARKETING & SALES

     The core business of Edison Plastics and NEPSA continues to be in the healthcare markets. In the U.S., efforts have focused on bringing value to customers through speed and quick response to their changing needs.

      Specifically, at Edison Plastics, we have strengthened our leadership position through joint technology programs on product redesign and film downgauging which have offered our customers product improvements and cost savings. As a result of these efforts Edison has seen its market share increase in the adult incontinent market, while the medical/surgical segment grew in excess of 25% over 1995.

      Likewise, at NEPSA, our continued focus on meeting increased customer demands for speed, total cost savings and product improvements has resulted in a strengthened position at all core accounts.

      During 1996, marketing and new business development efforts began to bear fruit. At Edison Plastics, we have developed product and process technologies that have established our fit in the fresh produce and converter sealant packaging segments. At NEPSA, we have validated our export capabilities, added resources in marketing and R&D, and launched programs focused on new markets, new customers, and new products.

      As we look forward, Edison and NEPSA offer a market basket of products and services based on film, printing, laminating, converting and package design to serve an expanding list of customers. These value-added processes have in turn generated increasing levels of synergy between the capabilities of Edison and of NEPSA. With the expansion of technology into non-traditional markets, marketing and sales efforts will continue to capitalize on total cost productivity advantages to solidify the Company's position in its' traditional healthcare markets.

8 BLESSINGS CORPORATION

[PHOTO]

(Left) Jorge Villarreal Dominguez,
Director, Sales & Key Accounts,
NEPSA; (Center) David W. Reese,
Vice President, Sales & Marketing,
Edison Plastics; (Right) Eduardo
Juan Martinez, Director,
Marketing & Business Development, NEPSA

                                                         BLESSINGS CORPORATION 9

[PHOTO]




10 BLESSINGS CORPORATION

TOTAL COST PRODUCTIVITY

     The operating focus throughout 1996 was upon strengthening the commitment at Edison Plastics and NEPSA to world-class quality, efficiency, and cost control programs. Aggressive manufacturing cost control efforts were instituted by NEPSA in response to difficult financial circumstances in Mexico, and many of these best practices have been rapidly adopted into U.S. operations. Essential to the success of cost and quality programs has been the introduction of empowered work teams into our manufacturing operations, reinforced through clearly stated operating objectives developed with the participation of all levels within the organization. At the same time, improved extrusion and film technology has been introduced into NEPSA by Edison Plastics through a management exchange which has clearly benefited both companies.

      A fundamental aspect of effective cost management is the ability to measure, analyze and control performance results. Major accomplishments are being realized in this regard with the successful implementation of a fully integrated, manufacturing-based, financial accounting control system throughout U.S. operations. This system was implemented on schedule and within budget and began providing useful yield, scrap and cost data by mid-year. A similar and compatible Spanish language version of this system is being implemented in the facilities in Mexico and is expected to become equally effective in 1997.

     In October, the Company announced the appointment of Michael C. Carlson to the position of President, Edison Plastics Division. Mike brings to Edison many years of operations experience in plastic film extrusion, printing and converting. Mike and Manuel Villarreal G., President and CEO of NEPSA, together constitute an exceptionally strong operating team to manage the Company's increasingly diverse and expanding operations in North America.

      The combined operations of the Edison Plastics Division and NEPSA have made exceptional progress in repositioning themselves as leading participants in the extrusion, printing and converting of high-quality, sophisticated plastic films for an ever-increasing variety of healthcare and flexible packaging applications in North America. We firmly believe that Edison Plastics and NEPSA are both well positioned for significant profit growth in the years ahead.

                                                        BLESSINGS CORPORATION 11

INDEPENDENT AUDITORS' REPORT


Board of Directors and Shareholders
Blessings Corporation
Newport News, Virginia




     We have audited the accompanying consolidated balance sheets of Blessings Corporation and Subsidiaries as of December 31, 1996 and December 30, 1995 and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Blessings Corporation and Subsidiaries as of December 31, 1996, and December 30, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP

Richmond, Virginia
February 21, 1997

12 BLESSINGS CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

                                                       Year Ended         52 Weeks Ended       52 Weeks Ended
                                                    December 31, 1996    December 30, 1995    December 31, 1994
---------------------------------------------------------------------------------------------------------------
Net Sales                                              $ 158,135,100       $ 156,309,400       $ 150,885,800
---------------------------------------------------------------------------------------------------------------
Cost and expenses
   Cost of sales                                         115,207,000         111,032,500         101,104,500
   Selling, general and administrative                    27,948,200          25,242,000          24,242,800
   Foreign exchange loss                                     293,300           3,600,600           2,631,200
   Interest and other - net                                2,466,500           2,464,200           1,634,000
---------------------------------------------------------------------------------------------------------------
         Total costs and expenses                        145,915,000         142,339,300         129,612,500
---------------------------------------------------------------------------------------------------------------
Earnings from continuing operations
   before provision for taxes on income
   and minority interest                                  12,220,100          13,970,100          21,273,300
---------------------------------------------------------------------------------------------------------------
Taxes on income
   Currently payable                                       3,902,400           6,235,600           8,296,800
   Deferred                                                 (632,900)            (86,400)            433,600
---------------------------------------------------------------------------------------------------------------
         Total taxes on income                             3,269,500           6,149,200           8,730,400
---------------------------------------------------------------------------------------------------------------
Minority interest in net income of subsidiary              3,938,700           1,935,700             901,200
---------------------------------------------------------------------------------------------------------------
Net earnings from continuing operations                    5,011,900           5,885,200          11,641,700
---------------------------------------------------------------------------------------------------------------
Discontinued Operations:
Profit (loss) from operation of discontinued
   Geri-Care Products Division less
   applicable taxes on income                                   --                  --               206,500
Profit on sale of discontinued Geri-Care Products
   Division less applicable taxes on income                     --                  --                91,700
---------------------------------------------------------------------------------------------------------------
Income (loss) from discontinued operations                      --                  --               298,200
---------------------------------------------------------------------------------------------------------------
Net Earnings                                           $   5,011,900       $   5,885,200       $  11,939,900

Earnings per share on common stock:
   Continuing operations                               $         .49       $         .58       $        1.17
   Discontinued operations                                      --                  --                   .03
---------------------------------------------------------------------------------------------------------------
Earnings per share on common stock                     $         .49       $         .58       $        1.20
---------------------------------------------------------------------------------------------------------------
Average number of shares of
   common stock outstanding                               10,149,692          10,159,088           9,988,770
===============================================================================================================

See notes to consolidated financial statements.

                                                        BLESSINGS CORPORATION 13

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                           Cumulative
                                                                            Foreign
                                                             Additional     Currency
                                       Common stock            paid-in     Translation     Retained        Treasury stock
                                  Shares         Amount       capital      Adjustment      earnings        Shares        Amount
----------------------------------------------------------------------------------------------------------------------------------
Balance January 1, 1994          4,889,123   $  6,942,600   $    609,200  $       --     $ 53,564,400     14,230     $   (229,500)
Dividends declared on
   common stock
   $.36 per share                     --             --             --            --       (3,657,200)      --               --
Purchase company's
   common stock                       --             --             --            --             --       17,200         (556,000)
Reissuance of company's
   common stock under
   compensation plans                 --             --          102,800          --             --      (24,690)         549,600
Issuance of company's
   common stock upon
   exercise of options              16,800         23,800        368,100          --             --         --               --
Issuance of company's
   common stock upon
   the purchase of NEPSA           200,000        284,000      5,116,000          --             --         --               --
Translation adjustment                --             --             --      (4,479,100)          --         --               --
Income tax associated with
   translation adjustment             --             --             --       1,791,600           --         --               --
Two-for-one stock split          5,105,923           --             --            --             --        6,740             --
Net earnings                          --             --             --            --       11,939,900       --               --
----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1994       10,211,846   $  7,250,400   $  6,196,100  $ (2,687,500)  $ 61,847,100     13,480     $   (235,900)
Dividends declared on
   common stock
   $.30 per share                     --             --             --            --       (3,054,000)      --               --
Purchase company's
   common stock                       --             --             --            --             --       88,650       (1,110,100)
Reissuance of company's
   common stock under
   compensation plans                 --             --          (49,900)         --             --      (11,172)         195,500
Issuance of company's
   common stock upon
   exercise of options               3,000          2,100         28,700          --             --         --               --
Translation adjustment                --             --             --      (5,638,800)          --         --               --
Income tax associated with
   translation adjustment             --             --             --       2,255,500           --         --               --
Net earnings                          --             --             --            --        5,885,200       --               --
----------------------------------------------------------------------------------------------------------------------------------
Balance December 30, 1995       10,214,846   $  7,252,500   $  6,174,900  $ (6,070,800)  $ 64,678,300     90,958     $ (1,150,500)
Dividends declared on
   common stock
   $.40 per share                     --             --             --            --       (4,059,000)      --               --
Purchase company's
   common stock                       --             --             --            --             --       45,350         (445,600)
Reissuance of company's
   common stock under
   compensation plans                 --             --         (162,000)         --             --      (55,966)         703,800
Translation adjustment                --             --             --        (308,500)          --         --               --
Income tax associated with
   translation adjustment             --             --             --         123,400           --         --               --
Net earnings                          --             --             --            --        5,011,900       --               --
----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1996       10,214,846   $  7,252,500   $  6,012,900  $ (6,255,900)  $ 65,631,200     80,342     $   (892,300)
==================================================================================================================================

See notes to consolidated financial statements

14 BLESSINGS CORPORATION

CONSOLIDATED BALANCE SHEETS

                                                                                     December 31,       December 30,
                                                                                         1996               1995
--------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
   Cash and cash equivalents                                                      $    5,801,800     $    3,316,900
   Accounts receivable less allowance for doubtful accounts
      of $1,541,000 and $1,172,600 for 1996 and 1995 respectively                     22,832,200         21,134,500
   Inventories                                                                        12,905,700          9,439,100
   Prepaid deferred taxes                                                              1,417,900            878,200
   Prepaid expenses                                                                    1,723,700            943,400
--------------------------------------------------------------------------------------------------------------------
         Total Current Assets                                                         44,681,300         35,712,100
--------------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment - Net                                                   80,573,600         69,148,100
Goodwill net of accumulated amortization of $2,659,500 and
   $1,599,300 for 1996 and 1995 respectively                                          23,845,800         24,906,000
Deferred Taxes                                                                         7,565,400          4,429,200
Other Assets                                                                           1,410,600          1,898,800
--------------------------------------------------------------------------------------------------------------------
         Total Assets                                                               $158,076,700       $136,094,200
--------------------------------------------------------------------------------------------------------------------
LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities
   Accounts payable and accrued expenses                                           $  25,025,800      $  16,284,700
   Taxes on income                                                                       528,700            701,200
   Current installments on long-term debt                                              3,744,300          7,477,500
   Deferred taxes                                                                      1,024,200                  -
--------------------------------------------------------------------------------------------------------------------
         Total Current Liabilities                                                    30,323,000         24,463,400
--------------------------------------------------------------------------------------------------------------------
Long-Term Debt                                                                        34,253,100         23,747,400
Deferred Taxes                                                                         8,373,800          7,134,700
Deferred Supplemental Pension Liability                                                1,950,700          1,769,700
Minority Interest                                                                     11,427,700          8,094,600
Commitments and Contingencies                                                                  -                  -
Shareholders' Equity
   4% Cumulative preferred stock, $10 par value authorized
      259 shares, none outstanding                                                             -                  -
   Common stock, $.71 par value; authorized 25,000,000 shares,
      issued 10,214,846 for 1996 and 1995 respectively                                 7,252,500          7,252,500
   Additional paid-in capital                                                          6,012,900          6,174,900
   Translation loss                                                                   (6,255,900)        (6,070,800)
   Retained earnings                                                                  65,631,200         64,678,300
--------------------------------------------------------------------------------------------------------------------
                                                                                      72,640,700         72,034,900
Common Stock in Treasury, at cost - 80,342 and 90,958 shares
   for 1996 and 1995 respectively                                                       (892,300)        (1,150,500)
--------------------------------------------------------------------------------------------------------------------
         Total Shareholders' Equity                                                   71,748,400         70,884,400
--------------------------------------------------------------------------------------------------------------------
         Total Liabilities and Shareholders' Equity                                 $158,076,700       $136,094,200
--------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                                                       BLESSINGS CORPORATION 15

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               Year Ended            52 Weeks Ended          52 Weeks Ended
                                                            December 31, 1996       December 30, 1995       December 31, 1994
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net earnings                                             $    5,011,900            $   5,885,200             $11,939,900
   Adjustments to reconcile net income to net cash
      provided by operating activities:
         Gain on sale of discontinued operations                         -                        -                 (91,700)
         Depreciation and amortization                           8,539,100                7,977,100               6,833,600
         Amortization - goodwill                                 1,060,200                1,060,200                 539,100
         Amortization - other                                      466,300                  348,200                 320,500
         Minority interest in net income
            of consolidated subsidiary                           3,938,700                1,935,700                 901,200
         Provision for losses on accounts receivable               613,700                  216,500                 402,400
         (Gain) loss on sale of assets                             (41,800)                     800                  23,000
      Change in assets and liabilities:
         (Increase) decrease in accounts receivable             (2,543,600)              (2,739,300)             (1,771,400)
         (Increase) decrease in inventories                     (3,528,700)               5,050,100              (5,087,300)
         (Increase) decrease in prepaid expenses                  (782,600)                 466,100                (838,400)
         Increase (decrease) in accounts payable
            and accrued expenses                                 8,876,100               (2,254,900)              6,915,600
         Increase (decrease) in taxes on income                   (769,000)                (195,100)                731,000
         Increase (decrease) in deferred taxes on income          (632,900)                 (86,400)                433,600
         (Increase) decrease in other assets                       (33,400)                (555,100)               (283,700)
         Increase (decrease) in other liabilities                  183,000                  237,400                (570,700)
----------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                       20,357,000               17,346,500              20,396,700
----------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Proceeds from sale of discontinued operations                         -                        -               3,391,800
   (Increase) decrease in notes receivable                          25,000                        -                 (50,000)
   Proceeds from disposition of fixed assets                       167,000                   13,000               1,455,900
   Proceeds from sale of securities                                      -                        -               6,800,200
   Capital expenditures                                        (20,398,200)             (10,364,500)            (14,816,000)
   Payments made for acquisition of Mexican
      subsidiary net of cash received                                    -                        -             (39,687,200)
----------------------------------------------------------------------------------------------------------------------------
Net cash required by investing activities                      (20,206,200)             (10,351,500)            (42,905,300)
----------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Reduction of long-term debt                                 (13,245,500)             (10,258,800)             (4,942,500)
   Proceeds from issuance of long-term debt                     20,000,000                6,357,400              27,656,000
   Issuance of common stock under stock option plan                      -                   30,800                 494,700
   Issuance and acquisition of treasury stock                       96,200                 (964,600)                 (6,400)
   Dividends paid                                               (4,059,000)              (4,074,600)             (3,416,600)
   Distribution to minority interest                              (400,000)                       -                       -
----------------------------------------------------------------------------------------------------------------------------
Net cash provided (required) by financing activities             2,391,700               (8,909,800)             19,785,200
----------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                            (57,600)              (1,744,100)               (565,600)
----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents             2,484,900               (3,658,900)             (3,289,000)
Cash and cash equivalents at beginning of period                 3,316,900                6,975,800              10,264,800
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                  $    5,801,800            $   3,316,900            $  6,975,800
----------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

16 BLESSINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Fiscal Years ended December 31, 1996; December 30, 1995 and December 31, 1994.

1. ACCOUNTING POLICIES

A. Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned with the exception of NEPSA (see note 2). All material intercompany profits, transactions and balances have been eliminated in consolidation. The Company is approximately 54% owned by the Williamson-Dickie Manufacturing Company. The Company has no material transactions with the Williamson-Dickie Manufacturing Company.

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

E. Accounting Period

     Effective with the beginning of the current year, the Company changed its accounting periods from four weeks to one month each with the fiscal year coinciding with the calendar year. Accordingly, under the new calendar year, the Company's quarters are each comprised of three calendar months of thirteen weeks each ending March 31, June 30, September 30, and December 31. Formerly, the Company's first quarter was comprised of sixteen weeks, and the remaining three quarters were each comprised of twelve weeks. Therefore, the years ending December 30, 1995 and December 31, 1994 were comprised of fifty-two weeks, while the current year ending December 31, 1996 was comprised of twelve months. Due to the relative similarity of the two prior years with the current year, prior years' results were not recast.

F. Intangibles Resulting from Business Acquisitions

     Intangible assets resulting from business acquisitions principally consist of the excess of the acquisition cost over the fair value of the net assets of the businesses acquired (goodwill). Goodwill is amortized over twenty-five years. Other intangible assets are amortized on a straight-line basis over their estimated useful lives. The carrying value of goodwill and other intangibles is evaluated if circumstances indicate a possible impairment in value. If undiscounted cash flows over the remaining amortization period indicate that goodwill and other intangibles may not be recoverable, the carrying value of goodwill and other intangibles will be reduced by the estimated shortfall of cash flows on a discounted basis.

G. Taxes on Income

     The Company provides deferred taxes to reflect future consequences of differences between the tax basis of assets and liabilities and their reported amounts for financial reporting purposes, in accordance with Statement of Financial Accounting Standards (SFAS) No. 109. The significant components of deferred tax assets and liabilities are principally related to depreciation, allowance for doubtful accounts, retirement plans, inventory and accrued expenses not currently deductible.

H. Translation of Foreign Currencies

     The Company translates foreign currency financial statements by translating balance sheet accounts at the current exchange rate and income statement accounts at the average exchange rate for the year. Translation gains and losses are recorded in shareholders' equity, and transaction gains and losses are reflected in income. In 1997 the functional currency of the Company's Mexican subsidiary will change from the local currency to the dollar. As a result of this change, translation gains and losses previously recorded in shareholders' equity will be recorded in income.

I. Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts reflected on those statements. Actual results could differ from those estimates.

J. Financial Instruments

     The carrying amounts of assets and liabilities as reported on the balance sheet at December 31, 1996, which qualify as financial instruments, approximate fair value. The fair value of interest rate swap agreements held by the Company at year end which were not recorded on the financial statements, was $470,400 and $1,065,500 which represents the cash requirement to settle these agreements at December 31, 1996 and December 30, 1995, respectively.

K. Interest and Dividends - Net

--------------------------------------------------------------------------------
                                 December 31,     December 30,      December 31,
                                     1996             1995              1994
--------------------------------------------------------------------------------
Interest expense
  (net of capitalized
  interest)                     $ 3,405,900       $ 3,122,900       $ 2,013,000
Interest income                    (923,200)         (658,700)         (354,600)
Dividend income                     (16,200)             --             (24,400)
-------------------------------------------------------------------------------
Interest and dividend
  - net expense                 $ 2,466,500       $ 2,464,200       $ 1,634,000
--------------------------------------------------------------------------------

     Cash payments for interest were $2,775,100, $2,978,600 and $1,964,300 for the 1996, 1995 and 1994 fiscal years respectively.

L. Net Earnings Per Share

     Net earnings per share for all periods presented have been computed based upon the weighted average number of shares outstanding during the year after giving effect to the two-for-one stock split paid on December 15, 1994 (see
Note 13).

M. Presentation

     Certain prior year amounts have been reclassified to conform to the current year's presentation.

2. NEPSA ACQUISITION

     The Company acquired 60% of the outstanding common stock of Nacional de Envases Plasticos, S.A. de C.V., and its associated companies, collectively known as NEPSA, on July 5, 1994. The acquisition of NEPSA was accounted for using the purchase method of accounting. The allocation of the purchase price of approximately $46,000,000 resulted in an excess of $26,505,300

                                                        BLESSINGS CORPORATION 17

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(Continued)

in goodwill which will be amortized on a straight-line basis over its estimated life of twenty-five years. Amortization of goodwill was $1,060,200 for 1996, $1,060,200 for 1995, and $539,100 for 1994.

      The Company had non-cash investing and financing activities associated with the NEPSA transaction by issuing 200,000 shares (restated to 400,000 shares after the two-for-one stock split) of additional Blessings Corporation common stock valued at $5,400,000.

     Unaudited pro forma results assuming consolidation of NEPSA for the entire fiscal year ending December 31, 1994, would be net sales of $185,795,000, net earnings of $12,432,200 and net earnings per share of $1.24.

3. INVENTORIES

--------------------------------------------------------------
                                  December 31,   December 30,
                                      1996           1995
--------------------------------------------------------------
Raw materials                     $10,050,500     $6,377,600
Finished goods                      2,855,200      3,061,500
--------------------------------------------------------------
   Total                          $12,905,700     $9,439,100
--------------------------------------------------------------

4. PROPERTY, PLANT AND EQUIPMENT

--------------------------------------------------------------
                                 December 31,   December 30,
                                     1996           1995
--------------------------------------------------------------
Land                          $       629,200  $     629,200
--------------------------------------------------------------
Buildings                          15,258,800     16,094,500
Machinery and equipment            88,515,200     76,985,500
Motor vehicles                        621,900        887,200
Furniture and fixtures              4,403,100      3,466,000
Leasehold improvements                936,900        892,600
Construction in progress            6,804,700      5,189,600
--------------------------------------------------------------
Gross depreciable assets         $116,540,600   $103,515,400
--------------------------------------------------------------
Less accumulated
  depreciation and amortization    36,596,200     34,996,500
--------------------------------------------------------------
Net depreciable assets             79,944,400     68,518,900
--------------------------------------------------------------
   Net assets                   $  80,573,600  $  69,148,100
--------------------------------------------------------------

     Plant and equipment with a carrying value of $1,849,900 at December 31, 1996, are pledged as collateral for long-term debt.

5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

--------------------------------------------------------------
                                  December 31,  December 30,
                                      1996          1995
--------------------------------------------------------------
Accounts payable                  $16,887,200     $9,506,600
Salaries, wages
  and commissions                   2,263,100      1,828,100
Taxes, other than taxes
  on income                           841,800      1,111,100
Interest                              716,600        210,000
Insurance                           1,019,200        914,700
Relocation and restructuring          791,200        791,200
Miscellaneous current liabilities   2,506,700      1,923,000
--------------------------------------------------------------
   Total                          $25,025,800    $16,284,700
--------------------------------------------------------------

6. LONG-TERM DEBT

--------------------------------------------------------------
                                 December 31,   December 30,
                                     1996           1995
--------------------------------------------------------------
Georgia 8.15% loan due 1998
  collateralized by plant
  and equipment                 $          -    $  2,250,000
Virginia 7.76% loan due 1998
  collateralized by plant
  and equipment                            -       2,700,000
6.55% note due 2002               10,000,000               -
7.22% note due 2008               10,000,000               -
NEPSA Credit Agreement
  due 2002                        17,187,500      20,312,500
Revolving Credit Agreement                 -       3,000,000
Mexico bank loans due 1998
  collateralized by equipment        809,900       2,962,400
--------------------------------------------------------------
                                 $37,997,400     $31,224,900
Less installments due
  within one year                  3,744,300       7,477,500
--------------------------------------------------------------
    Total long-term debt         $34,253,100     $23,747,400
--------------------------------------------------------------

     On February 2, 1996, the Company entered into a $20,000,000 Note Purchase Agreement with a major insurance company. Under the terms of the Note Purchase Agreement, the Company issued $10,000,000 of 7.22% senior unsecured notes due January 30, 2008 and $10,000,000 of 6.55% senior unsecured notes due January 30, 2002. Interest is payable semi-annually on January 30 and July 30 of each year. The Company is not obligated to make principal payments until January 30, 2000. The proceeds were used to repay two secured mortgages and advances under the revolving credit and to finance major capital projects.

     The Company has available a $25,000,000 two year, unsecured revolving credit agreement with major lending institutions. Borrowings under the revolving credit agreement bear interest at rates based on the London Interbank Offered Rates ("LIBOR") or the prime interest lending rate. The Company had no borrowings outstanding under this agreement at December 31, 1996.

     The Company has short-term lines of credit of $12,000,000 available through its principal lenders. On December 31, 1996, the Company had standby letters of credit of $1,447,000 outstanding under the lines of credit.

     In December of 1994 and during the first half of 1995, the Company entered into five interest rate swap agreements to limit its exposure to changes in interest rates on the NEPSA Credit Agreement. The agreements obligate the Company to make fixed payments to a counter party which, in turn, is obligated to make variable payments to the Company. The amount to be paid or received under the terms of the swaps are measured by applying contractually agreed upon variable and fixed rates to the notional amounts of principal. The counterparty to the agreements is a major financial institution which is expected to fully perform under the terms of the agreement. The notional amounts, which decrease over the term of the agreements, are used to measure the contractual amounts to be received or paid and do not represent the amount of exposure to credit loss. The agreements terminate in 2002 and effectively convert $17,000,000 of three month LIBOR-based floating rate debt to 8.21% fixed rate debt. Interest paid on these swaps was recorded as an adjustment to interest expense.

18 BLESSINGS CORPORATION

     The long-term debt agreements contain various restrictive covenants limiting the Company's ability to incur additional indebtedness or to undertake mergers and acquisitions. The agreements also include quarterly tests relating to the maintenance of net worth, cash flow and interest coverage ratios.

     The maturities on long-term debt are as follows:

---------------------------------------------------------------
Fiscal Years                                        Amount
---------------------------------------------------------------
1997                                             $  3,744,300
1998                                                3,315,600
1999                                                3,125,000
2000                                                6,458,300
2001                                                6,458,300
2002 and after                                     14,895,900
---------------------------------------------------------------
   Total                                          $37,997,400
---------------------------------------------------------------

7. COMMITMENTS
     At December 31, 1996, aggregate rental commitments on long-term operating leases, which were for real estate, were as follows:

---------------------------------------------------------------
Fiscal Years                                        Amount
---------------------------------------------------------------
1997                                              $1,291,300
1998                                               1,291,300
1999                                                 681,800
2000                                                  36,200
2001                                                       -
2002 and after                                             -
---------------------------------------------------------------
   Total                                          $3,300,600
---------------------------------------------------------------

     Rent expense for the fiscal years ended December 31, 1996; December 30, 1995; and December 31, 1994, amounted to $1,449,800, $2,024,500 and $1,649,600 respectively. The Company has commitments to purchase raw materials over the next three years of approximately $3,800,000 per year.

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

     Pension expense was $587,800, $459,500 and $581,200 in the 1996, 1995, 1994
fiscal years respectively. Net pension cost for the Company's qualified and nonqualified defined benefit plans for 1996, 1995 and 1994 included the following components:

----------------------------------------------------------------
                          1996          1995         1994
----------------------------------------------------------------
Service cost of
  current period     $    645,200   $   597,200   $  722,900
Interest cost on
  projected benefit
  obligation            1,090,300       998,100    1,004,600
Actual return on
  plan assets          (1,459,700)   (1,887,300)    (700,400)
Net amortization
  and deferral            312,000       751,500     (445,900)
----------------------------------------------------------------
Net periodic
  pension cost       $    587,800   $   459,500   $  581,200
----------------------------------------------------------------

     The following table sets forth the plan's funded status and amounts recognized in the Company's statement of cash flows at year-end.

     Actuarial present value of benefit obligations:

----------------------------------------------------------------
                                     1996           1995
----------------------------------------------------------------
   Vested benefits                $13,075,000   $ 11,871,800
   Non-vested benefits                351,100        253,200
----------------------------------------------------------------
Accumulated benefit obligation    $13,426,100   $ 12,125,000
----------------------------------------------------------------
Fair value of assets
  held in the plan                $14,316,000   $ 13,574,400
Projected benefit obligation
  for services rendered to date   (15,865,200)   (14,484,900)
----------------------------------------------------------------
Projected benefit obligation in
  excess of plan assets            (1,549,200)      (910,500)
Unrecognized net loss                 924,100        798,600
Unrecognized prior service cost       (92,800)      (100,600)
Unrecognized net asset at
  January 1, 1988, being
  amortized over 17 years            (248,700)      (284,200)
Unrecognized net obligation
  at December 31, 1994, being
  amortized over 15 years             808,300        875,600
----------------------------------------------------------------
Prepaid (accrued) pension
  cost included in other
  assets (liabilities)          $    (158,300)  $    378,900
----------------------------------------------------------------

     The weighted-average discount rate and the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.5% and 5.0%, respectively, for 1996 and 1995. The expected long-term rate of return on assets was 10% for 1996 and 1995.

     During 1994 the Company adopted a Supplemental Restoration plan designed to restore pension benefits which have been limited as a result of recent changes in the Internal Revenue Service code of 1993 (OBRA `93).

     In December, 1990, and November, 1992, FASB issued SFAS No. 106, "Employers' Accounting for Post Retirement Benefits Other Than Pensions" and SFAS No. 112, "Employers' Accounting for Post Employment Benefits" respectively. These pronouncements do not have an effect on the Company's financial statements as the cost to the Company of providing the benefits covered in these pronouncements is not significant.

9. PENSION SAVINGS PLAN (401K)

     The Company initiated a pension savings plan in 1988 designed to comply with Section 401(k) of the Internal Revenue Service code. Under the terms of the plan, the Company matches 50% of the employees' contribution up to a maximum of 3% of salary. The Company's matching contribution to the plan was $378,200, $337,900 and $388,800 for the 1996, 1995 and 1994 fiscal years respectively.

10. STOCK OPTION PLAN

     At December 31, 1996 the Company had two stock based compensation plans. Under the Blessings Corporation 1991 Stock Option Plan the Company may grant options to its employees for up to 240,000 shares of common stock with or without stock appreciation rights. Under the 1995 Non-Employee Directors Stock Option Plan the Company may grant options to its non-employee directors for up to 50,000 shares of common stock. The Compensation Committee determines the option price (which cannot be less than 100% of the fair market value per share on the date the option is granted), the number of shares

                                                        BLESSINGS CORPORATION 19
granted and the term (which cannot exceed ten years for the 1991 plan and five years for the 1995 plan). The options on the 1991 plan cannot be exercised until one year from the date of grant. In October, 1995 FASB issued SFAS No. 123, "Accounting for Stock Based Compensation". The Company has made the decision not to apply SFAS 123 and will continue to use APB Opinion No. 25 "Accounting for Stock Issued to Employees" for the measurement and recognition of employee stock-based compensation. Accordingly, no compensation cost has been recognized for the Company's plans. Had compensation cost for the Company's two plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Company's net earnings per share would have been reduced on a pro forma basis by $.01 and $.02 for fiscal 1995 and 1996, respectively, resulting in pro forma earnings per share of $.57 and $.47 for the two years respectively. A summary of stock option transactions in fiscal 1994, 1995 and 1996 follows:

-----------------------------------------------------------------------------------------------------------------------------
                                             December 31, 1996              December 30, 1995             December 31, 1994
-----------------------------------------------------------------------------------------------------------------------------
                                                         Weighted                      Weighted                      Weighted
                                                          Average                       Average                       Average
                                                         Exercise                      Exercise                      Exercise
                                             Shares        Price           Shares        Price           Shares        Price
-----------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning
  of the year                               134,200       $12.98            98,200        $12.85          64,800      $  9.27
Granted                                      79,000         9.99            46,000         13.20          67,000        14.28
Exercised                                   (50,000)        9.25            (3,000)         8.81         (33,600)        8.81
Canceled                                     (4,000)       14.11            (7,000)        14.38               -            -
-----------------------------------------------------------------------------------------------------------------------------
Outstanding, end
  of the year                               159,200       $12.64           134,200        $12.98          98,200       $12.85
-----------------------------------------------------------------------------------------------------------------------------
Options exercisable
  at year end                               134,700       $12.97            92,700        $12.89          31,200      $  9.80
-----------------------------------------------------------------------------------------------------------------------------


At December 31, 1996, there were 42,000 shares available under the 1995 Non-Employee Directors Plan for future option grants and all shares had been granted under the 1991 Stock Option Plan.

The following table summarizes information about stock options outstanding at December 31, 1996:

---------------------------------------------------------------------------------------------------------------------------
                                Options Outstanding                                          Options Exercisable
---------------------------------------------------------------------------------------------------------------------------
                             Number        Weighted-Average                             Number
          Range of        Outstanding         Remaining         Weighted-Average     Exercisable       Weighted-Average
       Exercise Prices     at 12/31/96     Contractual Life      Exercise Price       at 12/31/96       Exercise Price
---------------------------------------------------------------------------------------------------------------------------
      $  8.81 - 10.88        43,700            5.6 Years            $  9.97              19,200            $  8.81
       $12.00 - 14.38       115,500            6.6 Years             $13.66             115,500             $13.66
---------------------------------------------------------------------------------------------------------------------------

     Using the Black-Scholes model, the weighted average fair value of options granted and significant weighted average assumptions used were as follows:

-------------------------------------------------------------------
                                              1996       1995
-------------------------------------------------------------------
Fair market value of options granted         $ 3.51     $ 4.72
Risk-free interest rate                         6.5%       6.3%
Expected life (years)                           9.0        9.0
Expected dividends                              3.0%       3.0%
Volatility                                     31.8%      33.7%
-------------------------------------------------------------------

11. TAXES ON INCOME
     The components of income before taxes are as follows:

------------------------------------------------------------------
                  December 31,    December 30,  December 31,
                      1996            1995          1994
------------------------------------------------------------------
U.S.              $  4,850,000   $  8,398,800    $18,533,500
Foreign              7,370,100      5,571,300      2,739,800
------------------------------------------------------------------
                   $12,220,100    $13,970,100    $21,273,300
------------------------------------------------------------------

     Income tax expense from continuing operations consisted of the following components in the fiscal year ended on:

-----------------------------------------------------------------
                   December 31,   December 30,   December 31,
                       1996           1995           1994
-----------------------------------------------------------------
Taxes estimated to be
  payable currently
   U.S.             $1,174,400     $2,553,700     $5,251,200
   Foreign           2,689,900      3,383,500      1,959,100
   State                38,100        298,400      1,086,500
-----------------------------------------------------------------
     Total          $3,902,400     $6,235,600     $8,296,800
-----------------------------------------------------------------
Taxes deferred - net
   U.S.            $   587,800  $       6,500    $   401,400
   Foreign          (1,366,700)      (153,700)        (1,500)
   State               146,000         60,800         33,700
-----------------------------------------------------------------
     Total            (632,900)       (86,400)       433,600
-----------------------------------------------------------------
                    $3,269,500     $6,149,200     $8,730,400
-----------------------------------------------------------------

20 BLESSINGS CORPORATION

     Temporary differences which give rise to deferred tax assets and liabilities at December 31, 1996, December 30, 1995, and December 31, 1994, are as follows:

-------------------------------------------------------------------------------------------------------------------------------
                                                   1996                           1995                          1994
-------------------------------------------------------------------------------------------------------------------------------
                                                        Deferred                      Deferred                      Deferred
                                            Deferred       tax           Deferred        tax          Deferred         tax
                                           tax assets  liabilities      tax assets   liabilities      tax assets   liabilities
-------------------------------------------------------------------------------------------------------------------------------
Current
  Allowance for doubtful accounts        $   554,900             -      $   427,100            -     $   388,400            -
  Compensated absences                       361,600             -          312,500            -         208,700            -
  Restricted stock                           111,700             -          138,600            -         163,700            -
  Other                                      389,700     1,024,200                -            -               -            -
-------------------------------------------------------------------------------------------------------------------------------
   Total current                           1,417,900     1,024,200          878,200            -         760,800            -
-------------------------------------------------------------------------------------------------------------------------------
Non Current
Tax deductible expenses not charged against
  book income (primarily depreciation)             -    $8,038,900                -   $6,210,800               -   $5,575,900
Income tax benefit of fixed asset
  indexation                               2,316,700             -                -            -               -            -
Loss on foreign currency translation       4,170,600             -        4,047,200            -       1,791,700            -
Other                                      1,078,100       334,900          382,000      923,900         382,000    1,527,800
-------------------------------------------------------------------------------------------------------------------------------
   Total non-current                       7,565,400     8,373,800        4,429,200    7,134,700       2,173,700    7,103,700
-------------------------------------------------------------------------------------------------------------------------------
Total deferred taxes                      $8,983,300    $9,398,000       $5,307,400   $7,134,700      $2,934,500   $7,103,700
-------------------------------------------------------------------------------------------------------------------------------

     A reconciliation of the differences between income taxes computed at the U.S. income tax rate and the consolidated tax provision is as follows:

------------------------------------------------------------------------------------------------------------------------------
                                             December 31, 1996              December 30, 1995             December 31, 1994
------------------------------------------------------------------------------------------------------------------------------
                                            Amount           %              Amount         %               Amount        %
------------------------------------------------------------------------------------------------------------------------------
Tax at statutory U.S. tax rate            $ 4,277,000        35.0        $ 4,889,500      35.0          $ 7,445,700       35.0
Differential due to operations
  outside U.S.                             (1,540,000)      (12.6)           892,600       6.4              407,700        1.9
State and local taxes net of federal
  tax benefit1                                 84,100         1.5            237,100       1.6              746,200        3.5
Nondeductible goodwill amortization           371,100         3.0            371,100       2.7              188,700         .9
Other - Net                                   (22,700)        (.1)          (241,100)     (1.7)             (57,900)       (.3)
------------------------------------------------------------------------------------------------------------------------------
   Total Provision for income taxes       $ 3,269,500        26.8        $ 6,149,200      44.0          $ 8,730,400       41.0
------------------------------------------------------------------------------------------------------------------------------

     Cash payments for taxes were $3,128,200, $6,442,000 and $6,947,900 for the 1996, 1995 and 1994 fiscal years respectively.


12. QUARTERLY FINANCIAL DATA, MARKET AND DIVIDEND INFORMATION (UNAUDITED)

---------------------------------------------------------------------------------------------------------------------------
                                                        First         Second          Third         Fourth
                                                       Quarter        Quarter        Quarter        Quarter         Total
Fiscal Year Ended December 31, 1996                   3 Months       3 Months       3 Months       3 Months         Year
---------------------------------------------------------------------------------------------------------------------------
Net sales                                            $39,533,300    $36,253,400    $40,008,000    $42,340,400    $158,135,100
---------------------------------------------------------------------------------------------------------------------------
Cost of sales                                        $26,337,600    $26,355,000    $30,162,600    $32,351,800    $115,207,000
Net earnings                                        $  2,236,700   $  1,015,600   $  1,177,300  $     582,300  $    5,011,900
Average number of shares outstanding                  10,139,754     10,164,637     10,159,871     10,134,504      10,149,692
Net earnings per share                                  $    .22       $    .10       $    .12       $    .05        $    .49
---------------------------------------------------------------------------------------------------------------------------
Dividends paid per share                                $    .10       $    .10       $    .10       $    .10        $    .40
---------------------------------------------------------------------------------------------------------------------------
Market price of common stock
  HIGH                                                    $12.00         $14.25         $11.00         $11.88          $14.25
  LOW                                                    $  8.50        $  9.25        $  8.63        $  8.75         $  8.63

---------------------------------------------------------------------------------------------------------------------------
Fiscal Year Ended December 30, 1995                     16 Weeks       12 Weeks       12 Weeks       12 Weeks        52 Weeks
---------------------------------------------------------------------------------------------------------------------------
Net sales                                            $45,056,600    $38,729,000    $36,767,700    $35,756,100    $156,309,400
Cost of sales                                        $30,940,400    $27,375,400    $27,731,800    $24,984,900    $111,032,500
Net earnings                                        $  1,921,200   $  1,796,100  $     412,000   $  1,755,900  $    5,885,200
Average number of shares outstanding                  10,205,588     10,164,954     10,126,421     10,123,888      10,159,088
Net earnings per share                                  $    .19       $    .17       $    .05       $    .17        $    .58
Dividends paid per share                                $    .10       $    .10       $    .10       $    .10        $    .40
Market price of common stock
  HIGH                                                  $  14.75       $  13.13       $  13.38       $  13.25        $  14.75
  LOW                                                   $  11.75       $  11.88       $  12.00       $   9.50        $   9.50



                                                        BLESSINGS CORPORATION 21

13. STOCK SPLIT

     On December 1, 1994, the shareholders approved a two-for-one stock split payable to shareholders of record as of December 1, 1994, paid on December 15, 1994.

14. SUBSEQUENT EVENT

     On February 4, 1997 the Company's Board of Directors approved a plan for the Company to purchase up to 1,000,000 of the Company's outstanding shares of common stock under a new Stock Buyback Program. The program provided for the purchase of shares on the open market or in privately negotiated transactions in amounts and at prices the Company deems appropriate.

15. MAJOR CUSTOMER

     A customer of the Company accounted for 44.6%, 46.6% and 47.0% of total sales in the 1996, 1995, and 1994 fiscal years respectively.

16. DISCONTINUED OPERATIONS

     On August 5, 1994, the Company sold the assets of the Geri-Care Products Division. The sale resulted in an after tax gain of $91,700. The results of this transaction and Geri-Care's earnings have been reflected in discontinued operations. Summary operating results of discontinued operations, excluding the above gain, are as follows:

-------------------------------------------------------------------
                         December 31,  December 30,  December 31,
                             1996          1995          1994
-------------------------------------------------------------------
Net Sales                     -              -       $7,920,300
-------------------------------------------------------------------
Earning (loss)
  before income taxes         -              -          339,300
Provision for income taxes    -              -         (132,800)
-------------------------------------------------------------------
Net earnings (loss)
  from discontinued
  operations                  -              -      $   206,500
-------------------------------------------------------------------

17. SEGMENT AND GEOGRAPHIC INFORMATION

     The Company operates in one principal industry segment: the design, manufacture and sale of specialty plastics for use in a variety of disposable healthcare products, as well as in numerous industrial, agricultural and packaging end uses. The Company operates in two primary geographic areas: the United States and Mexico. Geographic financial information is as follows:

-------------------------------------------------------------------------------
                                1996                 1995             1994
-------------------------------------------------------------------------------

Net Sales to
  unaffiliated
  customers:
  United States             $ 109,616,200      $ 107,877,500      $ 115,432,400
  Mexico                       48,518,900         48,431,900         35,453,400
-------------------------------------------------------------------------------
   Total sales              $ 158,135,100      $ 156,309,400      $ 150,885,800
-------------------------------------------------------------------------------
Net Earnings:
  United States             $   2,903,700      $   5,479,500      $  12,058,900
  Mexico                        2,108,200            405,700           (119,000)
-------------------------------------------------------------------------------
   Total earnings           $   5,011,900      $   5,885,200      $  11,939,900
-------------------------------------------------------------------------------
Identifiable assets:
  United States
   (Including
   Goodwill)                $ 127,292,800      $ 116,976,300      $ 124,347,100
  Mexico                       30,783,900         19,117,900         27,209,200
-------------------------------------------------------------------------------
   Total assets             $ 158,076,700      $ 136,094,200      $ 151,556,300
-------------------------------------------------------------------------------

SELECTED FINANCIAL DATA
(dollar amounts in thousands except per share data)          1996          1995           1994          1993           1992
------------------------------------------------------------------------------------------------------------------------------
Results of Operations
   Net sales                                              $158,135       $156,309       $150,886       $114,211       $106,548
   Net earnings from continuing operations                   5,012          5,885         11,642          9,436          9,158
   Net earnings                                              5,012          5,885         11,940          9,783          9,467
  ----------------------------------------------------------------------------------------------------------------------------
Year-End position
   Cash, cash equivalents and short-term investments      $  5,802       $  3,317       $  6,976       $ 17,065       $ 11,626
   Property, plant and equipment - net                      80,574         69,148         75,022         43,092         41,231
   Total assets                                            158,077        136,094        151,556         88,000         82,534
   Long-term debt                                           34,253         23,747         26,476          8,192         12,645
   Shareholders' equity                                     71,748         70,884         72,370         60,887         54,295
  ----------------------------------------------------------------------------------------------------------------------------
Per common share
   Net earnings from continuing operations                $    .49       $    .58       $   1.17       $    .97           $.94
   Net earnings                                                .49            .58           1.20           1.00            .97
   Shareholders' equity                                       7.07           6.98           7.25           6.24           5.57
   Dividends declared                                          .40           .301            .36            .32            .29
   ---------------------------------------------------------------------------------------------------------------------------
Financial ratios
   Current ratio (2)                                           1.5            1.5            1.4            3.3            3.7
   Long-term debt to equity (3)                               47.7%          33.5%          36.6%          13.5%          23.3%
   ---------------------------------------------------------------------------------------------------------------------------

(1) First quarter, 1996 dividend declared February 1, 1996. Previous first quarter dividends declared in December of preceding year.

(2)  Current assets at year-end divided by current liabilities at year-end.

(3)  Long-term debt at year-end divided by equity at year-end.

22 BLESSINGS CORPORATION

MANAGEMENT'S FINANCIAL ANALYSIS AND DISCUSSION

Summary of Operations:

     The following table sets forth for the periods indicated 1) the percentages which certain items reflected in the financial data bear to net sales on operations of the Company and 2) the percentage increase or (decrease) of such items as compared to the indicated prior period.


                                                                       Relationship to Net Sales
                                                                             Year Ended                        Year to Year
---------------------------------------------------------------------------------------------------------------------------
                                                           December 31,      December 30,   December 31,   Increase/(Decrease)
                                                               1996             1995            1994     ------------------
                                                                                                           96/95      95/94
---------------------------------------------------------------------------------------------------------------------------
Net Sales from Continuing Operations                           100.0%           100.0%         100.0%         1.2%      3.6%
Cost of Sales                                                   72.9             71.0           67.0          3.8       9.8
---------------------------------------------------------------------------------------------------------------------------
Gross Margin                                                    27.1             29.0           33.0         (5.2)     (9.0)
Other costs and expenses                                        19.4             20.0           18.9         (1.9)      9.8
---------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before provision for taxes
   on income and cumulative effect of accounting change          7.7              8.9           14.1        (12.5)    (34.3)
Taxes on income                                                  2.1              3.9            5.8        (46.8)    (29.6)
---------------------------------------------------------------------------------------------------------------------------
Net earnings from continuing operations before minority
   interest and cumulative effect of accounting change           5.7              5.0            8.3         14.4     (37.6)
Minority interest in net income of subsidiary                    2.5              1.2             .6        103.5     114.8
Net earnings from discontinued operations                          -               .-             .2          N/A    (100.0)
---------------------------------------------------------------------------------------------------------------------------
Net Earnings                                                     3.2%             3.8%           7.9%       (14.8)%   (50.7)%
---------------------------------------------------------------------------------------------------------------------------


RESULTS OF OPERATIONS:

Net Sales:

   1996/1995: Net sales in 1996 rose to a record $158,135,100, surpassing the Company's previous high set in 1995 of $156,309,400. While dollar revenues increased by 1.2% over 1995 results, unit sales for the year increased by 3.2%. Concentrated research and development efforts in support of product redesigns and film downgauging have enabled Edison Plastics to increase market share in the adult incontinent market and to enjoy growth in the medical/surgical segment in excess of 25% over the prior year. At NEPSA, a continued focus on meeting increased customer demands for speed, total cost savings and product improvements has resulted in a strengthened position in all core accounts.

     1995/1994: The increase in sales in 1995 over 1994 of $5.4 million or 3.6%, resulted from the inclusion of a full year of sales from the Company's 60% owned Mexican subsidiary, NEPSA. NEPSA was acquired in July, 1994, thus reflecting sales revenues for only six months in 1994. Domestic unit volume was down 14% from 1994 due primarily to the downgauging of diaper backsheet products. In addition, the effects of the devaluation of the Mexican peso which was initiated on December 20, 1994, resulted in a 23% reduction in NEPSA's dollar denominated revenues when compared to the previous twelve months.

Cost of Sales:

     1996/1995: Earnings have been hindered by competitive pricing pressures, exacerbated by upward trends in polyolefin raw material prices. Raw material prices represent a substantial portion of the cost of sales. High raw material costs have continued into 1997, although most forecasters at this time predict a softening of polyolefin resin prices as a result of significant new ethylene capacity scheduled to come on stream during the second half of 1997 and early 1998. The Company cannot offer any assurance that polyolefin or other raw material costs will decline in the future, or that the Company will be able to pass increases in raw material costs on to its customers for competitive and other reasons. Peso declines during the year had a less adverse effect upon earnings and upon the balance sheet in 1996 than in 1995, resulting in a reduction in consolidated net earnings of $(96,800) and an unfavorable impact on shareholders' equity of $(185,100).

     Due to the hyper-inflation in Mexico over the last three years, the Company will change the functional currency from the peso to the dollar in accordance with Statement of Financial Accounting Standard No. 52, "Foreign Currency Translation". As a result of this change, translation gains and losses previously recorded in shareholders' equity will be recorded in income.

                                                        BLESSINGS CORPORATION 23

     1995/1994: A major factor in the increased cost of sales and the resulting decrease in gross margin was the continuation of high, although declining raw material costs throughout 1995. Raw material prices nearly doubled within a relatively short time period making full cost pass-through to customers virtually impossible. During the year, peso currency declines against the dollar resulted in a reduction of the Company's consolidated net earnings of $(1,188,200), and a currency translation adjustment which reduced shareholders' equity by $(3,383,300).

     The Company reacted to the reduced domestic demand and the economic crisis in Mexico in several ways. The Company's domestic operations totally restructured and regionalized its sales and marketing program, which supported by a reorganized research and development department can respond promptly to changes in customer specification and other market opportunities. In Mexico, NEPSA reduced headcount by 30% and significantly improved overall productivity.

Selling, General, Administrative and Interest:

     1996/1995: While total dollars expended during 1996 for other costs and expenses increased, their cost as a percentage of sales declined due to the increase in sales volume. Increased sales and research and development efforts were the primary causes of the increased expenditures.

     1995/1994: Total dollars expended during 1995 for other costs and expenses declined before the effect of a full year of goodwill amortization, a full year of interest expense associated with the acquisition of NEPSA, and a full year of NEPSA's selling, general and administrative costs. Other costs and expenses as a percentage of sales increased due primarily to lower sales volumes.

Taxes on Income:

     1996/1995: The Company's effective tax rate decreased to 26.8% from 44.0% in 1995. The decrease in the tax rate resulted primarily from an increase in the depreciation expense for tax purposes due to inflationary indexation of fixed assets in Mexico.

     1995/1994: The Company's effective tax rate increased to 44.0% from 41.0% in 1994. The increase is primarily due to a higher effective tax rate for the full year in 1995 associated with NEPSA and the related amortization of nondeductible goodwill.

Liquidity and Capital Resources:

     1996/1995: In February, 1996, the Company entered into a $20 million Note Purchase Agreement with a major insurance company (see Note 6). The proceeds of the $20 million senior notes were used to repay two secured mortgages and the $3 million balance outstanding under the revolving credit agreement. The remaining proceeds were used to finance capital expenditures during the year. In addition, the Company increased its short-term credit lines to $12 million. The Company was not utilizing its short-term credit line at the end of the year.

     1995/1994: During the year the Company entered into a $25 million, three year, unsecured revolving credit agreement replacing the $6 million revolving credit agreement which expired in October, 1995. In addition, the Company had short-term credit lines of $7 million which were not being utilized at the end of the year.

Inflation:

     The Company believes that other than with respect to its Mexican operations, the effect of inflation has not been material to the Company.


     Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, the matters discussed in this annual report are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, legal and technological factors affecting the Company's operations, markets, products, services and prices, and other factors discussed in the Company's filings with the Securities and Exchange Commission.

24 BLESSINGS CORPORATION

CORPORATE INFORMATION

BOARD OF DIRECTORS

John W. McMackin, Esquire
Chairman
Shareholder; Decker, Jones
McMackin, McClane, Hall & Bates
Fort Worth, Texas

Leonard Birnbaum
Private Investor
New York, New York

Joseph J. Harkins
Executive Vice President; Retired
The Chase Manhattan Bank, N.A.
New York, New York

R. Stephen Lefler*
President and Chief Operating Officer
Williamson-Dickie
Manufacturing Company
Fort Worth, Texas

James P. Luke
Executive Vice President,
Secretary and Chief Financial Officer
Blessings Corporation

Elwood M. Miller
President and Chief Executive Officer
Blessings Corporation

Richard C. Patton
President
Trident Partners LP
Nashville, Tennessee

Ing. Manuel Villarreal G.
President and Chief Executive Officer
NEPSA

Robert E. Weber
Chairman
Osmose Wood Preserving, Inc.
Buffalo, New York

J. Donovan Williamson
Consultant to Williamson-Dickie
Manufacturing Company
Fort Worth, Texas

Philip C. Williamson
Chairman, President and
Chief Executive Officer
Williamson-Dickie
Manufacturing Company
Fort Worth, Texas

COMMITTEES OF THE BOARD

Executive Committee
John W. McMackin, Chairman
J. Donovan Williamson, Vice Chairman
James P. Luke
Elwood M. Miller
Manuel Villarreal G.
Robert E. Weber
Philip C. Williamson

Audit Committee
Joseph J. Harkins, Chairman
Leonard Birnbaum
R. Stephen Lefler*

Compensation Committee
Robert E. Weber, Chairman
Leonard Birnbaum
Joseph J. Harkins
Philip C. Williamson

Long Range Planning Committee
Leonard Birnbaum, Chairman
Joseph J. Harkins
R. Stephen Lefler*
James P. Luke
Elwood M. Miller
Richard C. Patton
Philip C. Williamson

Organization Development Committee
Robert E. Weber, Chairman
Philip C. Williamson

Nominating Committee
J. Donovan Williamson, Chairman
Joseph J. Harkins
R. Stephen Lefler*

Investor Relations Committee
Richard C. Patton, Chairman
James P. Luke
Elwood M. Miller

Officers
Elwood M. Miller
President and Chief Executive Officer

James P. Luke
Executive Vice President, Secretary and
Chief Financial Officer

Kenneth J. Hudson
Vice President, Human Resources

Joseph J. Lesnowski
Vice President, Sourcing/Purchasing

Wayne A. Durboraw
Controller

Joseph Fernandes
Treasurer

Timothy Collins
Assistant Secretary

OPERATING UNITS

Edison Plastics(R) Division
Manufacturing Facilities:
Washington, Georgia
McAlester, Oklahoma
Newport News, Virginia

General Offices:
230 Enterprise Drive
Newport News, VA 23603
(757) 888-1700

NEPSA
Manufacturing Facilities in Mexico:
Naucalpan de Juarez,
Edo. de Mex.
Naucalpan, Edo. de Mex.
Tlalnepantla, Edo. de Mex.
General Offices:
Nacional de Envases
Plasticos, S.A. de C.V.
Calz. de Las Armas No. 12
Industrial Las Armas
Tlalnepantla, Edo. de Mex.
C.P.54080 Mexico
011-525-727-92-21

GENERAL INFORMATION

Annual Meeting
Annual Meeting is to be held on
May 20, 1997 at the Williamsburg
Marriot, Auditorium, 50 Kingsmill Road,
Williamsburg, Virginia, at 10:00 A.M.,
Eastern Daylight Savings Time.

Corporate Headquarters
200 Enterprise Drive
Newport News, VA 23603
(757) 887-2100

Stock Listing and Ticker Symbol
American Stock Exchange-BCO

Transfer Agent and Registrar
ChaseMellon Shareholder Services
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey  07660

Independent Accountants
Deloitte & Touche LLP
Richmond, Virginia

General Counsel
Patten, Wornam & Watkins, L.C.
Newport News, Virginia

Shareholder Inquiries
Communications regarding transfer
requirements, lost certificates, dividends and change of address should be directed to the transfer agent.

Form 10-K
A copy of the Blessings Corporation
10-K Report filed with the Securities
and Exchange Commission for the
fiscal year ended December 31, 1996
which contains additional information
relating to Blessings Corporation
and subsidiaries, can be obtained
by writing to:

Secretary, Blessings Corporation
200 Enterprise Drive
Newport News, Virginia 23603

*Resigned effective January 27, 1997.

[Blessings Logo]

Blessings Corporation
Executive offices
200 Enterprise Drive
Newport News, VA 23603
(757) 887-2100

[PHOTO]