Form 10-K, Exhibit 13
period 1997-12-31
BLESSINGS CORP
filed 1998-03-31
CIK 12614

[logo]


BLESSINGS
CORPORATION

1997
ANNUAL
REPORT


                                    WE MEAN
                                    BUSINESS

ABOUT THE COMPANY

Blessings Corporation is a recognized leader in the manufacture of high specification extruded, printed and converted polyolefin films. The company's Edison Plastics(reg) Division, produces mono and multi-layered extruded polyethylene and polypropylene films at facilities in Newport News, Virginia, Washington, Georgia, and McAlester, Oklahoma for use in a variety of disposable healthcare products, as well as in numerous industrial, agricultural and packaging end uses. The Company's wholly-owned Mexican subsidiary, Nacional de Envases Plasticos, S.A. (NEPSA(reg)) also produces mono and multi-layered polyolefin films for a wide range of disposable healthcare and package applications. In addition, NEPSA ranks among world technical leaders in high speed, multicolor, plastic film printing and converted products. The Edison Converting(TM) Division was established in February 1997 and began start-up operations in a new facility adjacent to the Company's plastic film plant in McAlester, Oklahoma. Edison Converting produces high quality, flexographic printed and converted packaging products.

                             CORPORATE INFORMATION


BOARD OF DIRECTORS
John W. McMackin, Esquire
Chairman
Partner; Decker, Jones,
McMackin, McClane, Hall & Bates
Fort Worth, Texas

Leonard Birnbaum
Private Investor
New York, New York

Joseph J. Harkins
Executive Vice President; Retired
The Chase Manhattan Bank, N.A.
Ponte Vedra Beach, Florida

John M. Hogg
Chief Executive Officer
Sid Richardson Carbon
And Gas Company
Fort Worth, Texas

James P. Luke
Executive Vice President
Secretary and
Chief Financial Officer
Blessings Corporation

Elwood M. Miller
President and Chief
Executive Officer
Blessings Corporation

Richard C. Patton
President
Woodmont Capital L.L.C.
Nashville, Tennessee

Ing. Manuel Villarreal G.
President and Chief Executive Officer
NEPSA(R)

Robert E. Weber
Chairman and Retired
Chief Executive Officer
Osmose Wood Preserving, Inc.
Savannah, Georgia

J. Donovan Williamson
Consultant to
Williamson-Dickie
Manufacturing Company
Fort Worth, Texas

Philip C. Williamson
Chairman, President and
Chief Executive Officer
Williamson-Dickie
Manufacturing Company
Fort Worth, Texas

COMMITTEES OF THE BOARD

Executive Committee
John W. McMackin
Chairman
J. Donovan Williamson, Vice Chairman
James P. Luke
Elwood M. Miller
Manuel Villarreal G.
Robert E. Weber
Philip C. Williamson

Audit Committee
Joseph J. Harkins, Chairman
Leonard Birnbaum
John M. Hogg

Compensation Committee
Robert E. Weber, Chairman
Leonard Birnbaum
Joseph J. Harkins
Philip C. Williamson

Long Range Planning Committee
Leonard Birnbaum, Chairman
Joseph J. Harkins
John M. Hogg
James P. Luke
Elwood M. Miller
Richard C. Patton
Philip C. Williamson

Organization Development Committee
Robert E. Weber, Chairman
Philip C. Williamson

Nominating Committee
J. Donovan Williamson, Chairman
Joseph J. Harkins
John M. Hogg

Investor Relations Committee
Richard C. Patton, Chairman
James P. Luke
Elwood M. Miller

Officers
Elwood M. Miller
President and Chief Executive Officer

James P. Luke
Executive Vice President, Secretary and Chief Financial Officer

Michael C. Carlson
President, Edison Plastics(R) Division

Ing. Manuel Villarreal G.
President and Chief Executive Officer
NEPSA

Kenneth J. Hudson
Vice President, Human Resources

Joseph J. Lesnowski
Vice President, Sourcing/Purchasing

Wayne A. Durboraw
Controller

Joseph Fernandes
Treasurer

Timothy Collins
Assistant Secretary

Jeffery T. Zeber
General Manager,
Edison Converting(TM) Division

OPERATING UNITS

Edison Plastics Division
Manufacturing Facilities:
Washington, Georgia
McAlester, Oklahoma
Newport News, Virginia

General Offices:
230 Enterprise Drive
Newport News, Virginia 23603
(757) 888-1700

Edison Converting Division
Manufacturing Facilities:
McAlester, Oklahoma

General Offices:
200 Enterprise Drive
Newport News, Virginia 23603
(757) 887-2100

NEPSA
Manufacturing Facilities:
Naucalpan de Juarez,
Edo. de Mexico
Naucalpan, Edo. de Mexico
Tlalnepantla, Edo. de Mexico

General Offices:
Hermes Industrial, S.A. de C.V.
Montana No. 176
Parque Industrial La Perla
Naucalpan de Juarez, Edo. De Mexico
C.P. 53340 Mexico
011-525-360-28-63

GENERAL INFORMATION

Annual Meeting
The annual meeting is to be held on May 19, 1998 at the Williamsburg Marriott, Auditorium, 50 Kingsmill Road, Williamsburg, Virginia, at 10:00 A.M., Eastern Daylight Savings Time.

Corporate Headquarters
200 Enterprise Drive
Newport News, Virginia 23603
(757) 887-2100

Stock Listing and Ticker Symbol
American Stock Exchange-BCO

Transfer Agent and Registrar
ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey  07660

Independent Accountants
Deloitte & Touche LLP
Richmond, Virginia

General Counsel
Patten, Wornom & Watkins, L.C.
Newport News, Virginia

Shareholder Inquiries
Communications regarding transfer requirements, lost certificates, dividends and change of address should be directed to the transfer agent.

Form 10-K
A copy of the Blessings Corporation 10-K
Report filed with the Securities and Exchange Commission for the fiscal year ended December 31, 1997 which contains additional information relating to Blessings Corporation and subsidiaries, can be obtained by writing to:

Secretary, Blessings Corporation,
200 Enterprise Drive,
Newport News, Virginia 23603

[logo]

BLESSINGS CORPORATION
Executive Offices
200 Enterprise Drive
Newport News, VA 23603
(757) 887-2100

                              FINANCIAL HIGHLIGHTS

(in thousands except per share data)           1997        1996        1995
------------------------------------------------------------------------------
Net Sales From Continuing Operations       $ 174,756    $ 158,135    $ 156,309
------------------------------------------------------------------------------
   Operating Profit                        $  24,085    $  18,594    $  21,447
   Corporate Expense, Goodwill, Interest
      and Other - Net                         (9,033)     (10,312)      (9,413)
   Income Taxes                               (6,860)      (3,270)      (6,149)
------------------------------------------------------------------------------
Net Earnings                               $   8,192    $   5,012    $   5,885
==============================================================================
   Shareholders' Equity                    $  79,762    $  71,748    $  70,884
   Total Assets                            $ 165,323    $ 158,077    $ 136,094
Per Common Share
   Net Earnings                            $     .81    $     .49    $     .58
   Shareholders' Equity                    $    7.88    $    7.07    $    6.98
==============================================================================

     NET SALES           NET EARNINGS        SHAREHOLDERS' EQUITY
     (In Thousands)     (In Thousands)       (In Thousands)

      [graph]              [graph]              [graph]

                        ***** need plot points *****



                                                         BLESSINGS CORPORATION 1

                               TO OUR SHAREHOLDERS


I am excited and pleased to share with you details of our 1997 performance. On net sales of $174,756,100, an increase of 10.5% over 1996 sales of $158,135,100,
1997 net earnings totaled $8,192,000 or $0.81 per share compared with $5,011,900 or $0.49 per share in 1996. This 63% increase in earnings resulted from a number of positive factors, all of which have had effect and will in the future have significant impact on future results of the Company. I'd like to share some of these factors with you.

         Through its three operating subsidiaries, Edison Plastics(R), Nacional de Envases Plasticos, S.A. (NEPSA(R)) and Edison Converting(TM), the Blessings' engine is fueled by a combination of cost leadership, and customer responsive product and process development capabilities. Our strategy is simple: to assume the lead and work closely with our customers to find cost effective, unique solutions to complex problems as fast as possible. Mike Carlson, President of Edison Plastics says... "Deliver to our customers what they want ... and then some". The implementation of this strategy has been fun and exciting for us at Blessings. More importantly, this co-development strategy has resulted in continued loyalty from key customers, and in many cases, reliance on Blessings' products, while providing a substantial barrier to entry for our competition.

         The investments we made at Edison Plastics, our U.S. based film business, in new product and process technology during the past two years are churning out new products for new customers in new markets at record pace. During the past two years, the team at Edison Plastics has transformed mature product offerings into an expanded family of materials ready to serve our core customers in the personal care and health care segments while at the same time

[captioned text]
------------------------------------
   "DELIVER TO OUR CUSTOMERS
                  WHAT THEY WANT...
         AND THEN SOME."
------------------------------------

2 BLESSINGS CORPORATION

                                     [ART]

                                WE MEAN BUSINESS


positioning EdiSeal(TM), OptiFresh, and YieldMaster(TM) products in vibrant, growth-oriented, new market segments.

         The results at NEPSA are equally impressive. Since our acquisition of 60% of NEPSA in July 1994, we have enjoyed substantial growth in our Mexican operations, despite the economic downturn that resulted from the December, 1994 peso devaluation. As you might expect, our customer-focused strategy has worked equally well under the leadership of Manuel Villarreal and his strong international business team. Moreover, NEPSA is projected to remain on an aggressive growth track due to market share gains, growing market penetration in disposable health care products, new product introduction from new customers in new markets, and an improving Mexican economy. With much optimism, and as previously reported, we were very pleased to acquire the additional 40% of the NEPSA operation on February 9, 1998.

         Based on our success in Mexico and NEPSA's leading market position and strong customer relationships, Blessings has the unique opportunity to expand into new Latin American markets with established customers. Blessings is in the process of forming a manufacturing joint venture in which Blessings will have a 60% interest with Canguru Embalagens, a leading producer of flexible packaging in Brazil. The new facility will be located on Canguru property in Criciuma, Brazil, and will initially manufacture cast embossed film for the growing personal care market. This will also serve as the Company's beachhead for further expansion in Brazil and the Mercosur region, which represents a market with enormous potential.

         We are equally excited about the Edison Converting Division that was established in 1997.

                                                         BLESSINGS CORPORATION 3

This strategic initiative into high-end flexographic printing and converting with associated $6.5 million dollar investment, positions Blessings to take advantage of the core competencies at Edison Plastics and NEPSA. It will also offer an expanded product line to our established core customers. Although in the early stages of business expansion, management is highly confident in Edison Converting's ability to serve customers with a superior product in less time and at a lower cost than competition.

         As we drive into the next millennium, we only know one speed ... fast-forward. We remain focused on the opportunities and issues and with a passion to serve our customers better than anyone else. It's a pride, even an obsession, which comes with setting the bar high and being the best we can be. Moreover, it's at the core, the heart and soul of our values, where the Blessings engine that I referred to earlier is also fueled by dedicated teams of people in all Divisions; leaders and people at all levels who believe in our customers and who have the ability and willingness to share information, trust and depend upon each other, drive change and deliver on promises in record time.

         Blessings' operating results for 1997 clearly reflect a strong upward trend and a continued implementation of the Company's basic vision, direction and strategy. Furthermore, with expected reduction in raw materials costs, commercialization of new products, a successful launch of Edison Converting, multiple opportunities for international growth, and a pipeline full of new products ready for commercialization, the Company expects record levels of revenues and profits in 1998.

               [ART]

DO WE MEAN BUSINESS?...YOU BET WE DO!!!


                                                              Respectfuly yours,
                                                            /s/ Elwood M .Miller
                                                            --------------------
                                                                Elwood M. Miller
                                             President & Chief Executive Officer

4 BLESSINGS CORPORATION

                                    [photo]
         James P. Luke                        Elwood M. Miller
         Executive Vice President & CFO       President & CEO

                                                         BLESSINGS CORPORATION 5

                           EDISON PLASTICS(R) DIVISION

Net sales and profit contribution at Edison Plastics improved over 1996 by 9.5% and 34.9%, respectively. Sales growth and earnings improvements were driven primarily by new innovative products and processes and a focus on total cost productivity. As a result of extensive joint development efforts, Edison has numerous products that are unique and proprietary, permitting the division to be in a sole sourcing position with several key customers. Advanced products for the core personal care and medical markets have demonstrated Edison's leadership in developing films with improved performance and lower cost. Reductions in film gauge have resulted in the use of fewer pounds of raw material per square yard, helping reduce the impact of raw material price swings while offering cost savings to our customers.

     The validation of our objective to be the leader in product and process development is evident in our success with YieldMaster(TM), EdiSeal(TM), and OptiFresh. YieldMaster has been shown to offer substantial crop yield gains to customers of agricultural mulch films, and represents a significant technological advance in this important segment.

     The introduction of the EdiSeal family of specialty packaging film to the converter sealant market has been heralded by one customer as "leap-frogging the competition". These films combine the toughness and tear resistance of cast polypropylene film with rapid, low-temperature sealing and easy-peel features not previously available in cast polypropylene. This new film technology provides significant growth opportunity in a higher value-added segment for Edison's smooth cast film capacity.

     OptiFresh, the film product line with a controllable oxygen transmission, and high clarity for the produce market, has been well accepted. It is currently being specified by several nationally recognized retailers of "Salad-in-a-bag" and selected because of cost and aesthetics over traditional printed and laminated competitive offerings.

     An improved, reduced gauge bag film for packaging personal care products, was developed during the year and has complemented acceptance of the new converting capabilities of the Edison Converting(TM) Division.

     Edison's customer satisfaction organization was fully reengineered in 1997. Through increased training, advanced information and data collection systems, new efficient processes, and customer focused representatives, performance improved as measured both internally and externally. An independent survey of customers in the personal care and medical markets rated Edison in the top 20% in meeting customer needs.

     A major initiative at Edison that is resulting in lower cost and higher productivity is the debottlenecking of processes by multi-functional teams at each plant. As a result, with minimal capital input, every operating location and most extrusion lines set productivity records on a near-daily basis.

     There is no better indicator of the commitment of employees to excellence than how safely they work. For the third consecutive year the safety performance of Edison Plastics has made impressive gains. Safety, as measured by OSHA standards in 1997, is more than twice as good as the average plastics manufacturing company. Not only has this performance demonstrated management's concern for the welfare of each and every employee, but it has also resulted in significantly reduced costs and injury claims. The achievements in customer satisfaction, safety, total cost productivity, product and process development, revenue growth and profits during 1997 give great cause for optimism as we enter 1998.

                                    [PHOTO]

                                     [ART]

                                WE MEAN BUSINESS

6 BLESSINGS CORPORATION

                                    [photo]
                              Michael C. Carlson
                              President, Edison Plastics Division

                                                         BLESSINGS CORPORATION 7

                         EDISON CONVERTING(TM) DIVISION

The Edison Converting Division, established in February of 1997, has been positioned as a niche supplier to the expanding personal hygiene and healthcare markets. This new packaging operation is designed to meet customers' ever increasing demands for innovative and cost effective designs while providing unparalleled customer service in markets that demand and define world class quality.

     Edison Converting offers to Blessings the opportunity to reduce the impact of fluctuations in basic raw material costs by increasing the value-added provided by post-extrusion and converting processes. These processes, in combination with the film technologies of Edison Plastics(R) and the packaging expertise of Blessings wholly-owned Mexican subsidiary NEPSA(R), create a competitive advantage through improved packaging performance. Advanced printing technology is the foundation on which Edison Converting was built to facilitate product diversification within existing markets and customers, and expansion into new markets and geographies. Edison Converting is demonstrating creative leadership within Blessings' core markets with innovative products utilizing thinner, stronger, multi-layered packaging films resulting in significantly improved cost/performance for customers.

     The McAlester, Oklahoma Converting facility, completed in early 1997, is an achievement in manufacturing excellence. The bright, clean environment nourishes employees' feelings of pride, ownership and commitment to quality. The handpicked work force has undergone extensive training and education as well as hands-on experience through the cooperative utilization of the resources of NEPSA during the early start-up period. Progressively managed in a self-directed team environment, employees have been extensively cross-trained to maximize flexibility and quick response to customer needs.

     The Oklahoma facility is outfitted with the latest technology in flexographic printing, solventless laminating and high-speed bag making. Upon completion of the installation and shake-down of equipment in mid-June, the remainder of 1997 was dedicated to trials and to qualifying the new processes with prospective customers. With this trial period behind it, the Division is positioned to capitalize on established relationships within the personal hygiene and healthcare markets in 1998 to provide high-end printed products unequalled in today's marketplace.

     With the consolidation currently taking place in the packaging industry, lucrative opportunities exist for high quality, proactive, niche suppliers swift enough to capture them. Edison Converting is built to be fast and sensitive to customer needs and we are optimistic about the prospects for this new activity in 1998 and the years to follow.

                                    [PHOTO]

                                     [ART]

                                WE MEAN BUSINESS

8 BLESSINGS CORPORATION

                                    [photo]
                         Jeffrey T. Zeber
                         General Manager, Edison Converting Division




                                                         BLESSINGS CORPORATION 9

                  NACIONAL DE ENVASES PLASTICO, S.A.(NEPSA)(R)


Consolidated results for Mexican activities in 1997 showed continued improvement and positive direction as the Mexican economy enjoyed an accelerating recovery from the disruptions of 1995 and 1996. Net earnings increased 27% over comparable earnings in 1996 (see note 16 to Financial Statements) reflecting both the improvement in conditions in Mexico as well as the continued strengthening of NEPSA's operations and market position with its major customers. It was, therefore, with enthusiasm that the company announced late in 1997 its intention to acquire the remaining 40% of NEPSA that it did not already own. This acquisition, which was consummated in early February 1998, will have material impact upon the earnings of the Company in 1998.

     Fiscal 1997 was one of significant accomplishment at NEPSA. The Company strengthened and restructured its core operations and initiated new investments for diversification in value-added flexible packaging technologies. Major improvements were made in the Company's cast embossed, co-extruded manufacturing plant with the addition of one entirely new multi-layer, co-extrusion line and the complete overhaul and upgrading of two additional lines, all of which are now capable of sophisticated, 5-layer co-extrusions, higher line speeds, lower scrap generation and reduced change-over time. These improvements enable NEPSA to offer customers down-gauged materials while maintaining or improving product specification and uniformity. The resultant customer cost performance benefits provide NEPSA a heightened competitive advantage over both its Mexican and U.S. competitors. NEPSA's improved competitiveness has been augmented by an organizational restructuring, coupled with consolidation into new administrative offices at NEPSA's Hermes Plant. While re-organizations of this scope are rarely accomplished without some disruption, the resultant streamlined organization is positioned to promote NEPSA's enhanced capabilities to an expanding customer base throughout Latin America.

     In addition to the investment commitment made to NEPSA's core extrusion technology, the company made two significant investments to build upon NEPSA's established packaging expertise. The first of these new investments, which completed start-up prior to year-end, positions NEPSA to support major new customers with printed, multi-layer, co-extruded blown films for cereal liner bags and printed, laminated cereal bags. This new product offers immediate potential in Mexico and other Latin America markets, as well as longer term in the United States.

     A second major investment, which will start-up during 1998, is an additional multi-layer, blown film co-extrusion line capable of producing high barrier films for meat, milk and other sophisticated food packaging applications. Both of these added technologies will enhance diversification into new markets, new customers, new products and new applications, and will enable NEPSA to displace imports from the U.S. which are less competitive due to freight, service and currency disadvantages.

     NEPSA looks forward to 1998 as a 100% subsidiary of Blessings Corporation and the enhanced contribution to corporate earnings which that increased ownership entails. The opportunities to serve its core customers with its strengthened manufacturing capabilities and new directions in advanced flexible packaging technologies offer a bright future for NEPSA in Mexico and throughout Latin America.

                                    [PHOTO]

                                     [ART]

                                WE MEAN BUSINESS


10 BLESSINGS CORPORATION

                                    [photo]
                             Manuel Villarreal Gomez
                             President & CEO, NEPSA




                                                        BLESSINGS CORPORATION 11

                          INDEPENDENT AUDITORS' REPORT




Board of Directors and Shareholders
Blessings Corporation
Newport News, Virginia

     We have audited the accompanying consolidated balance sheets of Blessings Corporation and Subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Blessings Corporation and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/Deloitte & Touche LLP

Richmond, Virginia
February 20, 1998


12 BLESSINGS CORPORATION

                       CONSOLIDATED STATEMENTS OF EARNINGS

                                                   Year Ended          Year Ended          52 Weeks Ended
                                                December 31, 1997   December 31, 1996     December 30, 1995
-----------------------------------------------------------------------------------------------------------
Net Sales                                         $ 174,756,100       $ 158,135,100        $ 156,309,400
--------------------------------------------------------------------------------------------------------
Cost and expenses
   Cost of sales                                    124,878,300         115,207,000          111,032,500
   Selling, general and administrative               28,659,700          27,948,200           25,242,000
   Foreign exchange loss                                383,600             293,300            3,600,600
   Interest and other - net                           2,575,900           2,466,500            2,464,200
--------------------------------------------------------------------------------------------------------
      Total cost and expenses                       156,497,500         145,915,000          142,339,300
--------------------------------------------------------------------------------------------------------
Earnings before provision for taxes on income
   and minority interest                             18,258,600          12,220,100           13,970,100
--------------------------------------------------------------------------------------------------------
Taxes on income
   Currently payable                                  5,083,100           3,902,400            6,235,600
   Deferred                                           1,777,200            (632,900)             (86,400)
--------------------------------------------------------------------------------------------------------
      Total taxes on income                           6,860,300           3,269,500            6,149,200
--------------------------------------------------------------------------------------------------------
Minority interest in net income of subsidiary         3,206,300           3,938,700            1,935,700
--------------------------------------------------------------------------------------------------------
Net earnings                                      $   8,192,000       $   5,011,900        $   5,885,200
                                                                                               ---------
Basic earnings per share on common stock          $         .81       $         .49        $         .58
                                                                                                     ---
Diluted earnings per share on common stock        $         .81       $         .49        $         .58
                                                                                                     ---

See notes to consolidated financial statements

                                                        BLESSINGS CORPORATION 13

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                            Cumulative
                                                                             foreign
                                           Common stock       Additional     currency                      Treasury stock
                                           ------------         paid-in     translation     Retained       --------------
                                      Shares        Amount      capital     adjustment       earnings    Shares      Amount
==============================================================================================================================
Balance December 31, 1994           10,211,846    $7,250,400   $6,196,100   $(2,687,500)   $61,847,100   13,480     $(235,900)
Dividends declared on
   common stock $.30 per share              --            --           --            --     (3,054,000)      --            --
Purchase of company's
   common stock                             --            --           --            --             --   88,650    (1,110,100)
Reissuance of company's
   common stock under
   compensation plans                       --            --      (49,900)           --             --  (11,172)      195,500
Issuance of company's
   common stock upon
   exercise of options                   3,000         2,100       28,700            --             --       --            --
Translation adjustment                      --            --           --    (5,638,800)            --       --            --
Income tax associated
   with translation adjustment              --            --           --     2,255,500             --       --            --
Net earnings                                --            --           --            --      5,885,200       --            --
------------------------------------------------------------------------------------------------------------------------------
Balance December 30, 1995           10,214,846    $7,252,500   $6,174,900   $(6,070,800)   $64,678,300   90,958   $(1,150,500)
Dividends declared on
   common stock $.40 per share              --            --           --            --     (4,059,000)      --            --
Purchase of company's
   common stock                             --            --           --            --             --   45,350      (445,600)
Reissuance of company's
   common stock under
   compensation plans                       --            --     (162,000)           --             --  (55,966)      703,800
Translation adjustment                      --            --           --      (308,500)            --       --            --
Income tax associated with
   translation adjustment                   --            --           --       123,400             --       --            --
Net earnings                                --            --           --            --      5,011,900       --            --
------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1996           10,214,846    $7,252,500   $6,012,900   $(6,255,900)   $65,631,200   80,342     $(892,300)
Purchase of company's
   common stock                             --            --           --            --             --   34,656      (353,000)
Reissuance of company's
   common stock under
   compensation plans                       --            --      (44,800)           --             --  (16,952)      219,600
Net earnings                                --            --           --            --      8,192,000       --            --
------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1997            10,214,846$   7,252,500$   5,968,100$   (6,255,900)$   73,823,200    98,046  $(1,025,700)
==============================================================================================================================


See notes to consolidated financial statements.


14 BLESSINGS CORPORATION

                           CONSOLIDATED BALANCE SHEETS

                                                                              December 31,
                                                                          1997           1996
===================================================================================================
ASSETS
Current Assets
   Cash and cash equivalents                                        $   5,106,200    $   5,801,800
   Accounts receivable less allowance for doubtful accounts
      of $1,603,200 and $1,541,000 for 1997 and 1996 respectively      21,632,600       22,832,200
   Inventories                                                         14,309,200       12,905,700
   Prepaid deferred taxes                                               1,510,300        1,417,900
   Prepaid expenses                                                     1,039,900        1,723,700
--------------------------------------------------------------------------------------------------
         Total Current Assets                                          43,598,200       44,681,300
Property, Plant and Equipment - Net                                    89,378,200       80,573,600
Goodwill net of accumulated amortization of $3,710,700 and
   $2,659,500 for 1997 and 1996 respectively                           22,794,600       23,845,800
Deferred Taxes                                                          7,267,300        7,565,400
Other Assets                                                            2,284,700        1,410,600
--------------------------------------------------------------------------------------------------
         Total Assets                                               $ 165,323,000    $ 158,076,700
==================================================================================================
LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities
   Accounts payable and accrued expenses                            $  21,862,400    $  25,025,800
   Taxes on income                                                      1,765,400          528,700
   Current installments on long-term debt                               3,125,000        3,744,300
   Deferred taxes                                                       1,397,000        1,024,200
--------------------------------------------------------------------------------------------------
         Total Current Liabilities                                     28,149,800       30,323,000
Long-Term Debt                                                         30,937,500       34,253,100
Deferred Taxes                                                          9,572,500        8,373,800
Deferred Supplemental Pension Liability                                 2,267,100        1,950,700
Minority Interest                                                      14,633,900       11,427,700
Commitments and Contingencies                                                --               --
Shareholders' Equity
   4% Cumulative preferred stock, $10 par value
      authorized 259 shares, none outstanding                                --               --
   Common stock, $.71 par value; authorized 25,000,000 shares,
      issued 10,214,846 for 1997 and 1996 respectively                  7,252,500        7,252,500
   Additional paid-in capital                                           5,968,100        6,012,900
   Translation loss                                                    (6,255,900)      (6,255,900)
   Retained earnings                                                   73,823,200       65,631,200
--------------------------------------------------------------------------------------------------
                                                                       80,787,900       72,640,700
--------------------------------------------------------------------------------------------------

Common Stock in Treasury, at cost - 98,046 and 80,342 shares
   for 1997 and 1996 respectively                                      (1,025,700)        (892,300)
--------------------------------------------------------------------------------------------------
         Total Shareholders' Equity                                    79,762,200       71,748,400
         Total Liabilities and Shareholders' Equity                 $ 165,323,000    $ 158,076,700
===================================================================================================

See notes to consolidated financial statements

                                                        BLESSINGS CORPORATION 15

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                           Year Ended          Year Ended        52 Weeks Ended
                                                        December 31, 1997   December 31, 1996   December 30, 1995
=================================================================================================================
Cash flows from operating activities:
   Net earnings                                            $  8,192,000       $  5,011,900       $  5,885,200
   Adjustments to reconcile net income to net cash
      provided by operating activities:
      Depreciation and amortization                          10,298,300          8,539,100          7,977,100
      Amortization - goodwill                                 1,060,200          1,060,200          1,060,200
      Amortization - other                                       47,900            466,300            348,200
      Minority interest in net income
         of consolidated subsidiary                           3,206,300          3,938,700          1,935,700
      Provision for losses on accounts receivable               394,000            613,700            216,500
      (Gain) loss on sale of assets                              92,400            (41,800)               800
   Change in assets and liabilities:
      (Increase) decrease in accounts receivable                597,500         (2,543,600)        (2,739,300)
      (Increase) decrease in inventories                     (1,466,000)        (3,528,700)         5,050,100
      (Increase) decrease in prepaid expenses                   461,400           (782,600)           466,100
      Increase (decrease) in accounts payable and
         accrued expenses                                    (3,114,700)         8,876,100         (2,254,900)
      Increase (decrease) in taxes on income                    881,500           (769,000)          (195,100)
      Increase (decrease) in deferred taxes on income         1,777,200           (632,900)           (86,400)
      (Increase) decrease in other assets                      (546,100)           (33,400)          (555,100)
      Increase (decrease) in other liabilities                  264,800            183,000            237,400
-------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                    22,146,700         20,357,000         17,346,500
-------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   (Increase) decrease in notes receivable                       25,000             25,000               --
   Proceeds from disposition of fixed assets                    200,600            167,000             13,000
   Capital expenditures                                     (18,867,100)       (20,398,200)       (10,364,500)
-------------------------------------------------------------------------------------------------------------
Net cash required by investing activities                   (18,641,500)       (20,206,200)       (10,351,500)
-------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Reduction of long-term debt                              (3,934,900)       (13,245,500)       (10,258,800)
   Proceeds from issuance of long-term debt                        --           20,000,000          6,357,400
   Issuance of common stock under stock option plan                --                 --               30,800
   Issuance and acquisition of treasury stock                 (178,200)            96,200           (964,600)
   Dividends paid                                                  --           (4,059,000)        (4,074,600)
   Distribution to minority interest                               --             (400,000)              --
-------------------------------------------------------------------------------------------------------------
Net cash provided (required) by financing activities         (4,113,100)         2,391,700         (8,909,800)
-------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                         (87,700)           (57,600)        (1,744,100)
-------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents           (695,600)         2,484,900         (3,658,900)
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of period              5,801,800          3,316,900          6,975,800
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                 $  5,106,200       $  5,801,800       $  3,316,900
=============================================================================================================

See notes to consolidated financial statements.


16  BLESSINGS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


For the Fiscal Years ended December 31, 1997; December 31, 1996 and December 30, 1995.

1. ACCOUNTING POLICIES

A. Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned with the exception of NEPSA (see notes 2 and 14). All material intercompany profits, transactions and balances have been eliminated in consolidation. The Company is approximately 54% owned by the Williamson-Dickie Manufacturing Company. The Company has no material transactions with the Williamson-Dickie Manufacturing Company.

B. Cash and Cash Equivalents

     The Company considers all highly-liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

C. Inventories

     Inventories are stated at the lower of cost or market. The cost of inventories is determined by the first-in, first-out method (FIFO) and an average cost method.

D. Property, Plant and Equipment

     Property, plant and equipment, carried at cost, is depreciated over the estimated useful life of the assets. Depreciation expense is computed on a straight-line basis for book purposes. Accelerated methods are used for income tax purposes. Major improvements are capitalized and ordinary repairs and maintenance are expensed in the year incurred.

E. Accounting Period

     Effective with the beginning of 1996, the Company changed its accounting periods from four weeks to one month each with the fiscal year coinciding with the calendar year. Accordingly, under the new calendar year, the Company's quarters are each comprised of three calendar months of thirteen weeks each ending March 31, June 30, September 30, and December 31. Formerly, the Company's first quarter was comprised of sixteen weeks, and the remaining three quarters were each comprised of twelve weeks. Therefore, the year ending December 30, 1995 was comprised of fifty-two weeks, while the following two years ending December 31, 1997 and 1996 were comprised of twelve months each. Due to the relative similarity of the year ending December 30, 1995 with the two following years, 1995 results were not recast.

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

H. Translation of Foreign Currencies

     In 1997 the functional currency of the Company's Mexican subsidiary changed from the peso to the dollar. As a result of this change, translation gains and losses previously recorded in shareholders' equity are recorded in income. Prior to 1997, the Company translated foreign currency financial statements by translating balance sheet accounts at the current exchange rate and income statement accounts at the average exchange rate for the year. Translation gains and losses were recorded in shareholders' equity, and transaction gains and losses were reflected in income.

I. Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts reflected on those statements. Actual results could differ from those estimates.

J. Financial Instruments

     The carrying amounts of assets and liabilities as reported on the balance sheet at December 31, 1997, which qualify as financial instruments, approximate fair value. The fair value of interest rate swap agreements held by the Company at year end which were not recorded on the financial statements, was $395,000 and $470,400 which represents the cash requirement to settle these agreements at December 31, 1997 and 1996, respectively.

K. Interest and Dividends - Net
--------------------------------------------------------------------------------
                                 December 31,     December 31,      December 30,
                                    1997              1996             1995
--------------------------------------------------------------------------------
Interest expense
  (net of capitalized
  interest)                     $ 3,138,900       $ 3,405,900       $ 3,122,900
Interest income                    (563,000)         (923,200)         (658,700)
Dividend income                        --             (16,200)             --
-------------------------------------------------------------------------------
Interest and dividends -
  net expense                   $ 2,575,900       $ 2,466,500       $ 2,464,200
===============================================================================

     Cash payments for interest were $3,215,600, $2,775,100 and $2,978,600 for the 1997, 1996 and 1995 fiscal years respectively.

L. Other

     The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share. The adoption of this statement did not have a material impact on the earnings per share calculations for the 1997, 1996 and 1995 fiscal years. During 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The effect of adopting the new standard is not expected to be significant as the Company does not currently have material items of other comprehensive income disclosed outside the statement of operations. Also during 1997, the FASB issued SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The statement requires enterprises to report financial and descriptive information about its operating segments, products and services, countries and major customers, as well as reconciliations of segment financial information to corresponding amounts in the general-purpose financial statements. SFAS Nos. 130 and 131 will be adopted for the Company's 1998 fiscal year.

                                                        BLESSINGS CORPORATION 17

2. NEPSA ACQUISITION

     The Company acquired 60% of the outstanding common stock of Nacional de Envases Plasticos, S.A. de C.V., and its associated companies, collectively known as NEPSA, on July 5, 1994. The acquisition of NEPSA was accounted for using the purchase method of accounting. The allocation of the purchase price of approximately $46,000,000 resulted in an excess of $26,505,300 in goodwill which will be amortized on a straight-line basis over its estimated life of twenty-five years. Amortization of goodwill was $1,060,200 for 1997, 1996, and 1995.

     The Company had non-cash investing and financing activities associated with the NEPSA transaction by issuing 400,000 shares of additional Blessings Corporation common stock valued at $5,400,000.

     On February 9, 1998 the Company purchased the remaining 40% of NEPSA (see note 14).

3. INVENTORIES

--------------------------------------------------------------------------------
                                                          December 31,
                                                  1997                   1996
--------------------------------------------------------------------------------
Raw materials                                 $10,189,300            $10,050,500
Finished goods                                  4,119,900              2,855,200
--------------------------------------------------------------------------------
  Total                                       $14,309,200            $12,905,700
================================================================================

4. PROPERTY, PLANT AND EQUIPMENT

--------------------------------------------------------------------
                                            December 31,
                                        1997         1996
--------------------------------------------------------------------
Land                               $    629,200      $    629,200
--------------------------------------------------------------------
Buildings                            15,614,400        15,258,800
Machinery and equipment             107,640,200        88,515,200
Motor vehicles                          647,100           621,900
Furniture and fixtures                4,553,800         4,403,100
Leasehold improvements                1,317,500           936,900
Construction in progress              1,688,100         6,804,700
--------------------------------------------------------------------
Gross depreciable assets           $131,461,100      $116,540,600
Less accumulated depreciation
  and amortization                   42,712,100        36,596,200
--------------------------------------------------------------------
Net depreciable assets               88,749,000        79,944,400
--------------------------------------------------------------------
  Net assets                       $ 89,378,200      $ 80,573,600
--------------------------------------------------------------------

5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

--------------------------------------------------------------------
                                                December 31,
                                           1997             1996
--------------------------------------------------------------------
Accounts payable                       $14,764,700      $16,887,200
Salaries, wages and commissions          2,790,400        2,263,100
Taxes, other than taxes on income          357,400          841,800
Interest                                   616,300          716,600
Insurance                                  619,500        1,019,200
Relocation and restructuring               443,900          791,200
Miscellaneous current liabilities        2,270,200        2,506,700
-------------------------------------------------------------------
  Total                                $21,862,400      $25,025,800
===================================================================

6. LONG-TERM DEBT

-------------------------------------------------------------------------------
                                                          December 31,
                                                      1997            1996
-------------------------------------------------------------------------------
6.55% note due 2002                               $10,000,000      $10,000,000
7.22% note due 2008                                10,000,000       10,000,000
NEPSA Credit Agreement due 2002                    14,062,500       17,187,500
Mexico bank loans due 1998
  collateralized by equipment                            --            809,900
------------------------------------------------------------------------------
                                                  $34,062,500      $37,997,400
Less installments due within one year               3,125,000        3,744,300
------------------------------------------------------------------------------
Total long-term debt                              $30,937,500      $34,253,100
==============================================================================

     During 1996, the Company entered into a $20,000,000 Note Purchase Agreement with a major insurance company. Under the terms of the Note Purchase Agreement, the Company issued $10,000,000 of 7.22% senior unsecured notes due January 30, 2008 and $10,000,000 of 6.55% senior unsecured notes due January 30, 2002. Interest is payable semi-annually on January 30 and July 30 of each year. The Company is not obligated to make principal payments until January 30, 2000. The proceeds were used to repay two secured mortgages and advances under the revolving credit and to finance major capital projects.

     The Company has available a $25,000,000 two year, unsecured revolving credit agreement with major lending institutions. Borrowings under the revolving credit agreement bear interest at rates based on the London Interbank Offered Rates (LIBOR) or the prime interest lending rate. The Company had no borrowings outstanding under this agreement at December 31, 1997.

     On February 20, 1998, the Company entered into an $18,500,000 unsecured Term Loan Agreement with a major lending institution. The term loan bears interest at rates based upon either the LIBOR Rates or the Prime Rate and will be payable quarterly. Principal payments will commence on September 15, 1998 and will be payable quarterly thereafter with the final payment on June 15, 2006. The proceeds from the term loan were used to purchase the remaining 40% ownership of NEPSA (see note 14).

     The Company has short-term lines of credit of $12,000,000 available through its principal lenders. On December 31, 1997, the Company had standby letters of credit of $997,000 outstanding under the lines of credit.

     In December of 1994 and during the first half of 1995, the Company entered into five interest rate swap agreements to limit its exposure to changes in interest rates on the NEPSA Credit Agreement.

18 BLESSINGS CORPORATION

The agreements obligate the Company to make fixed payments to a counter party which, in turn, is obligated to make variable payments to the Company. The amount to be paid or received under the terms of the swaps is measured by applying contractually agreed upon variable and fixed rates to the notional amounts of principal. The counterparty to the agreements is a major financial institution which is expected to fully perform under the terms of the agreement. The notional amounts, which decrease over the term of the agreements, are used to measure the contractual amounts to be received or paid and do not represent the amount of exposure to credit loss. The agreements terminate in 2002 and effectively convert approximately $13,900,000 of three month LIBOR-based floating rate debt to 8.21% fixed rate debt. Interest paid on these swaps was recorded as an adjustment to interest expense.

     The long-term debt agreements contain various restrictive covenants limiting the Company's ability to incur additional indebtedness or to undertake mergers and acquisitions. The agreements also include quarterly tests relating to the maintenance of net worth, cash flow and interest coverage ratios.

     The maturities on long-term debt are as follows:

--------------------------------------------------------------
Fiscal Years                                         Amount
--------------------------------------------------------------
1998                                             $  3,125,000
1999                                                3,125,000
2000                                                6,458,300
2001                                                6,458,300
2002                                                4,895,900
2003 and after                                     10,000,000
--------------------------------------------------------------
Total                                             $34,062,500
=============================================================

7. COMMITMENTS

     At December 31, 1997, aggregate rental commitments on long-term real estate operating leases were as follows:

--------------------------------------------------------------
Fiscal Years                                         Amount
--------------------------------------------------------------
1998                                               $1,291,300
1999                                                  645,600
2000                                                       --
2001                                                       --
2002                                                       --
2003 and after                                             --
--------------------------------------------------------------
Total                                              $1,936,900
=============================================================

     Rent expense for the fiscal years ended December 31, 1997; December 31, 1996; and December 30, 1995, amounted to $1,362,100, $1,449,800 and $2,024,500 respectively. The Company has commitments to purchase raw materials over the next two years of approximately $3,800,000 per year.

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

     Pension expense was $806,200, $587,800 and $459,500 in the 1997, 1996 and
1995 fiscal years respectively. Net pension cost for the Company's qualified and nonqualified defined benefit plans for 1997, 1996 and 1995 included the following components:

-------------------------------------------------------------------------
                            1997               1996               1995
-------------------------------------------------------------------------
Service cost of
  current period         $   716,200       $   645,200       $   597,200
Interest cost on
  projected benefit
  obligation               1,235,700         1,090,300           998,100
Actual return on
  plan assets             (1,951,600)       (1,459,700)       (1,887,300)
Net amortization
  and deferral               805,900           312,000           751,500
------------------------------------------------------------------------
Net periodic
  pension cost           $   806,200       $   587,800       $   459,500
========================================================================

     The following table sets forth the plan's funded status and amounts recognized in the Company's statement of cash flows at year-end.

     Actuarial present value of benefit obligations:

---------------------------------------------------------------------------
                                                  1997              1996
---------------------------------------------------------------------------
  Vested benefits                           $ 15,173,600       $ 13,075,000
  Non-vested benefits                            225,200            351,100
---------------------------------------------------------------------------
Accumulated benefit obligation              $ 15,398,800       $ 13,426,100
Fair value of assets held in the plan       $ 16,143,000       $ 14,316,000
Projected benefit obligation for
  services rendered to date                  (18,028,400)       (15,865,200)
---------------------------------------------------------------------------
Projected benefit obligation in excess
  of plan assets                             $(1,885,400)       $(1,549,200)
Unrecognized net loss                          1,194,500            924,100
Unrecognized prior service cost                  (85,000)           (92,800)
Unrecognized net asset at
  January 1, 1988, being amortized
  over 17 years                                 (213,200)          (248,700)
Unrecognized net obligation at
  December 31,1994, being amortized
  over 15 years                                  740,900            808,300
---------------------------------------------------------------------------
Accrued pension cost
  included in other liabilities             $   (248,200)      $   (158,300)
============================================================================

     The weighted-average discount rate and the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.5% and 5.0%, respectively, for 1997 and 1996. The expected long-term rate of return on assets was 10% for 1997 and 1996.

     During 1994 the Company adopted a Supplemental Restoration plan designed to restore pension benefits which have been limited as a result of changes in the Internal Revenue Service code of 1993 (OBRA `93).

     In December, 1990, and November, 1992, FASB issued SFAS No. 106, Employers' Accounting for Post Retirement Benefits Other Than Pensions and SFAS No. 112, Employers' Accounting for Post Employment Benefits respectively. These pronouncements do not have an effect on the Company's financial statements as the cost to the Company of providing the benefits covered in these pronouncements is not significant.

                                                        BLESSINGS CORPORATION 19

9. PENSION SAVINGS PLAN (401K)

     The Company initiated a pension savings plan in 1988 designed to comply with Section 401(k) of the Internal Revenue Service code. Under the terms of the plan, the Company matches 50% of the employees' contribution up to a maximum of 3% of salary. The Company's matching contribution to the plan was $436,000, $378,200 and $337,900 for the 1997, 1996 and 1995 fiscal years respectively.

10. STOCK OPTION PLAN

     Under the Company's stock option plans, officers, directors and key employees may be granted options to purchase the Company's common stock at no less than 100% of the market price on the date the option is granted. The plans provide options to become exercisable either immediately upon grant or one year from date of grant and can be issued with or without stock appreciation rights with terms of 5 to 10 years. The Company has authorized 443,000 shares for issuance under the plans. At December 31, 1997, there were 130,750 shares available under the plans. As permitted by SFAS No. 123, Accounting for Stock Based Compensation, the Company has elected to follow APB Opinion No. 25 Accounting for Stock Issued to Employees, for the measurement and recognition of employee stock-based compensation. Accordingly, no compensation cost has been recognized for the Company's plans. The pro forma effect of applying SFAS 123 fair value method of measuring compensation costs to the Company's stock-based awards was not significant to reported net income and earnings per share. A summary of stock option transactions in fiscal 1997, 1996 and 1995 follows:

-----------------------------------------------------------------------------------------------------------------
                                              December 31, 1997       December 31, 1996      December 30, 1995
-----------------------------------------------------------------------------------------------------------------
                                                         Weighted                Weighted               Weighted
                                                         Average                 Average                Average
                                                        Exercise                 Exercise               Exercise
                                              Shares      Price        Shares     Price       Shares    Price
-----------------------------------------------------------------------------------------------------------------
Outstanding, beginning of the year           159,200      $12.64      134,200     $12.98      98,200     $12.85
Granted                                       67,500       10.48       79,000       9.99      46,000      13.20
Exercised                                     (6,000)      10.42      (50,000)      9.25      (3,000)      8.81
Canceled                                      (3,250)      11.93       (4,000)     14.11      (7,000)     14.38
-----------------------------------------------------------------------------------------------------------------
Outstanding, end of the year                 217,450      $12.06      159,200     $12.64     134,200     $12.98
Options exercisable at year end              217,450      $12.06      134,700     $12.97      92,700     $12.89
=================================================================================================================

     The following table summarizes information about stock options outstanding at December 31, 1997:

--------------------------------------------------------------------------
                          Options Outstanding
--------------------------------------------------------------------------
                      Number       Weighted-Average
  Range of         Outstanding         Remaining        Weighted-Average
Exercise Prices    at 12/31/97     Contractual Life      Exercise Price
--------------------------------------------------------------------------
$ 8.81 - 10.88       103,450          5.3 Years              $10.29
$12.00 - 14.38       114,000          6.5 Years              $12.69
==========================================================================

     Using the Black-Scholes model, the weighted average fair value of options granted and significant weighted-average assumptions used were as follows:

----------------------------------------------------------------
                                             1997        1996
----------------------------------------------------------------
Fair market value of options granted        $4.20       $3.51
Risk-free interest rate                       6.5%        6.5%
Expected life (years)                         5.0         9.0
Expected dividends                            0.0%        3.0%
Volatility                                   32.0%       31.8%
================================================================

11. TAXES ON INCOME

     The components of income before taxes are as follows:

-------------------------------------------------------------------------
                      December 31,       December 31,      December 30,
                          1997               1996              1995
-------------------------------------------------------------------------
U.S.                   $8,573,600       $ 4,850,000         $8,398,800
Foreign                 9,685,000         7,370,100          5,571,300
-------------------------------------------------------------------------
                      $18,258,600       $12,220,100        $13,970,100
=========================================================================

     Income tax expense from continuing operations consisted of the following components in the fiscal year ended on:

-------------------------------------------------------------------------
                           December 31,       December 31,  December 30,
                               1997               1996          1995
-------------------------------------------------------------------------
Taxes estimated to be
  payable currently
   U.S                     $ 1,759,600      $ 1,174,400       $ 2,553,700
   Foreign                   3,135,500        2,689,900         3,383,500
   State                       188,000           38,100           298,400
-------------------------------------------------------------------------
     Total                 $ 5,083,100      $ 3,902,400       $ 6,235,600
-------------------------------------------------------------------------
Taxes deferred - net
  U.S                      $   886,300      $   587,800       $     6,500
  Foreign                      670,700       (1,366,700)         (153,700)
  State                        220,200          146,000            60,800
-------------------------------------------------------------------------
     Total                   1,777,200         (632,900)          (86,400)
                           $ 6,860,300      $ 3,269,500       $ 6,149,200
==========================================================================

20 BLESSINGS CORPORATION

     Temporary differences which give rise to deferred tax assets and liabilities at December 31, 1997, December 31, 1996, and December 30, 1995, are as follows:

---------------------------------------------------------------------------------------------------------------------------------
                                                       1997                        1996                         1995
---------------------------------------------------------------------------------------------------------------------------------
                                             Deferred       Deferred      Deferred       Deferred      Deferred      Deferred
                                            tax assets   tax liabilities tax assets   tax liabilities tax assets  tax liabilities
---------------------------------------------------------------------------------------------------------------------------------
Current
  Allowance for doubtful accounts            $562,400             --       $554,900           --       $427,100          --
  Compensated absences                        444,900             --        361,600           --        312,500          --
  Restricted stock                            138,400             --        111,700           --        138,600          --
  Other                                       364,600      1,397,000        389,700    1,024,200             --          --
---------------------------------------------------------------------------------------------------------------------------------
   Total current                            1,510,300      1,397,000      1,417,900    1,024,200        878,200          --
---------------------------------------------------------------------------------------------------------------------------------
Non-current
  Tax deductible expenses not charged against
   book income (primarily depreciation)            --      9,245,900             --    8,038,900             --     $6,210,800
  Income tax benefit of fixed asset
    indexation                              1,902,200             --      2,316,700           --             --             --
  Loss on foreign currency translation      4,170,600             --      4,170,600           --      4,047,200             --
  Other                                     1,194,500        326,600      1,078,100      334,900        382,000        923,900
---------------------------------------------------------------------------------------------------------------------------------
   Total non-current                        7,267,300      9,572,500      7,565,400    8,373,800      4,429,200      7,134,700
---------------------------------------------------------------------------------------------------------------------------------
Total deferred taxes                       $8,777,600    $10,969,500     $8,983,300   $9,398,000     $5,307,400     $7,134,700
=================================================================================================================================

     A reconciliation of the differences between income taxes computed at the U.S. income tax rate and the consolidated tax provision is as follows:

----------------------------------------------------------------------------------------------------------------
                                                 December 31, 1997      December 31, 1996      December 30, 1995
----------------------------------------------------------------------------------------------------------------
                                                  Amount      %          Amount       %          Amount      %
----------------------------------------------------------------------------------------------------------------
Tax at  statutory U.S. tax rate                $6,390,500    35.0      $4,277,000    35.0     $4,889,500    35.0
Differential due to operations outside U.S.        45,500      .3      (1,540,000)  (12.6)       892,600     6.4
State and local taxes net of federal tax benefit  265,300     1.5         184,100     1.5        237,100     1.6
Nondeductible goodwill amortization               371,100     2.0         371,100     3.0        371,100     2.7
Other - Net                                      (212,100)   (1.2)        (22,700)    (.1)      (241,100)   (1.7)
----------------------------------------------------------------------------------------------------------------
Total Provision for income taxes               $6,860,300    37.6      $3,269,500    26.8     $6,149,200    44.0
=================================================================================================================

     Cash payments for taxes were $2,994,800, $3,128,200 and $6,442,000 for the 1997, 1996 and 1995 fiscal years respectively.

12. NET EARNINGS PER SHARE

     Net earnings per share for all periods presented have been computed based upon the weighted average number of shares outstanding during the year. The following schedule represents a reconciliation of the numerator and the denominator used to calculate basic and diluted earnings per share for 1997, 1996 and 1995:

                                     1997                                  1996                               1995
-------------------------------------------------------------------------------------------------------------------------------
                        Income      Shares    Per-Share        Income     Shares   Per-Share      Income     Shares   Per-Share
                        (Num.)     (Denom.)    Amount          (Num.)    (Denom.)   Amount        (Num.)    (Denom.)   Amount
-------------------------------------------------------------------------------------------------------------------------------
Basic EPS            $8,192,000   10,117,965   $ .810      $5,011,900  10,149,692    $.494      $5,885,200  10,159,088  $.579
Effect of
  Dilutive Options           --       30,497                       --      20,406                       --      44,211
-------------------------------------------------------------------------------------------------------------------------------
Diluted EPS          $8,192,000   10,148,462   $ .807      $5,011,900  10,170,098    $.493      $5,885,200  10,203,299  $.577
===============================================================================================================================


                                                        BLESSINGS CORPORATION 21

13. QUARTERLY FINANCIAL DATA, MARKET AND DIVIDEND INFORMATION (UNAUDITED)

-------------------------------------------------------------------------------------------------------------------------------
                                                     First          Second           Third           Fourth
                                                    Quarter         Quarter         Quarter          Quarter         Total
Fiscal Year Ended December 31, 1997                3 Months        3 Months        3 Months         3 Months         Year
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                       $ 45,076,700    $ 43,185,000     $ 43,707,700    $ 42,786,700    $ 174,756,100
-------------------------------------------------------------------------------------------------------------------------------
Cost of sales                                   $ 31,510,300    $ 30,617,400     $ 31,946,100    $ 30,804,500    $ 124,878,300
-------------------------------------------------------------------------------------------------------------------------------
Net earnings                                    $  2,296,900    $  1,619,800     $  1,962,000    $  2,313,300    $   8,192,000
-------------------------------------------------------------------------------------------------------------------------------
Average number of shares outstanding              10,125,386      10,114,869       10,114,803      10,116,800       10,117,965
-------------------------------------------------------------------------------------------------------------------------------

Net earnings per share                          $        .23    $        .16     $        .19    $        .23    $         .81
-------------------------------------------------------------------------------------------------------------------------------
Dividends paid per share                                  --              --               --              --               --
-------------------------------------------------------------------------------------------------------------------------------
Market price of common stock
  HIGH                                          $      11.25    $      10.75     $      15.38    $      15.88    $       15.88
  LOW                                           $       9.25    $       9.31     $      10.13    $      13.75    $        9.25
================================================================================================================================

Fiscal Year Ended December 31, 1996
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                       $ 39,533,300    $ 36,253,400     $ 40,008,000    $ 42,340,400     $158,135,100
-------------------------------------------------------------------------------------------------------------------------------
Cost of sales                                   $ 26,337,600    $ 26,355,000     $ 30,162,600    $ 32,351,800     $115,207,000
-------------------------------------------------------------------------------------------------------------------------------
Net earnings                                    $  2,236,700    $  1,015,600     $  1,177,300    $    582,300     $  5,011,900
-------------------------------------------------------------------------------------------------------------------------------
Average number of shares outstanding              10,139,754      10,164,637       10,159,871      10,134,504       10,149,692
-------------------------------------------------------------------------------------------------------------------------------
Net earnings per share                          $        .22    $        .10     $        .12    $        .05     $        .49
-------------------------------------------------------------------------------------------------------------------------------
Dividends paid per share                        $        .10    $        .10     $        .10    $        .10     $        .40
-------------------------------------------------------------------------------------------------------------------------------
Market price of common stock
  HIGH                                          $      12.00    $      14.25     $      11.00    $      11.88     $      14.25
  LOW                                           $       8.50    $       9.25     $       8.63    $       8.75     $       8.50
-------------------------------------------------------------------------------------------------------------------------------


14. SUBSEQUENT EVENT

     On February 9, 1998, the Company purchased the remaining 40% of its 60% owned subsidiary in Mexico, NEPSA for $18,500,000. Pro forma results assuming consolidation of 100% of NEPSA's earnings would have been net earnings of $10,455,300 or $1.03 per share for 1997, $7,885,600 or $.78 per share for 1996 and $6,671,900 or $.66 per share for 1995.

15. MAJOR CUSTOMER

     A customer of the Company accounted for 44.9%, 44.6% and 46.6% of total sales in the 1997, 1996, and 1995 fiscal years respectively.

16. SEGMENT AND GEOGRAPHIC INFORMATION

     The Company operates in one principal industry segment: the design, manufacture and sale of specialty plastics for use in a variety of disposable healthcare products, as well as in numerous industrial, agricultural and packaging end uses. The Company operates in two primary geographic areas: the United States and Mexico.

Geographic financial information is as follows:

-------------------------------------------------------------------------
                               1997            1996             1995
-------------------------------------------------------------------------
Net Sales to
  unaffiliated customers:
  United States            $120,160,100    $109,616,200    $107,877,500
  Mexico                     54,596,000      48,518,900      48,431,900
-------------------------------------------------------------------------
   Total sales             $174,756,100    $158,135,100    $156,309,400
=========================================================================
Net Earnings:
  United States            $  5,519,500    $  2,903,700    $  5,479,500
  Mexico                      2,672,500       2,108,200         405,700
-------------------------------------------------------------------------
   Total earnings          $  8,192,000    $  5,011,900    $  5,885,200
=========================================================================
Identifiable assets:
  United States
   (Including Goodwill)    $132,652,600    $127,292,800    $116,976,300
  Mexico                     32,670,400      30,783,900      19,117,900
-------------------------------------------------------------------------
   Total assets            $165,323,000    $158,076,700    $136,094,200
=========================================================================

22 BLESSINGS CORPORATION

SELECTED FINANCIAL DATA
(dollar amounts in thousands except per share data)

-----------------------------------------------------------------------------------------------------------------------------
                                                                       1997        1996        1995       1994       1993
-----------------------------------------------------------------------------------------------------------------------------
Results of Operations
  Net sales                                                          $174,756   $158,135    $156,309    $150,886    $114,211
  Net earnings from continuing operations                               8,192      5,012       5,885      11,642       9,436
  Net earnings                                                          8,192      5,012       5,885      11,940       9,783
-----------------------------------------------------------------------------------------------------------------------------
Year-End Position
  Cash, cash equivalents and short-term investments                  $  5,106   $  5,802    $  3,317    $  6,976    $ 17,065
  Property, plant and equipment - net                                  89,378     80,574      69,148      75,022      43,092
  Total assets                                                        165,323    158,077     136,094     151,556      88,000
  Long-term debt                                                       30,938     34,253      23,747      26,476       8,192
  Shareholders' equity                                                 79,762     71,748      70,884      72,370      60,887
-----------------------------------------------------------------------------------------------------------------------------
Per common share
  Net earnings from continuing operations                            $    .81   $    .49    $    .58    $   1.17    $    .97
  Net earnings                                                            .81        .49         .58        1.20        1.00
  Shareholders' equity                                                   7.88       7.07        6.98        7.25        6.24
  Dividends declared                                                       --        .40         .30(1)      .36         .32
-----------------------------------------------------------------------------------------------------------------------------
Financial Ratios
  Current ratio(2)                                                        1.5        1.5         1.5         1.4         3.3
  Long-term debt to equity(3)                                            38.8%      47.7%       33.5%       36.6%       13.5%
=============================================================================================================================

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

                                                          Relationship to Net Sales
                                                                 Year Ended                   Year to Year
                                                 ------------------------------------------    ------------------
                                                 December 31,   December 31,   December 30,    Increase/(Decrease)
                                                     1997           1996           1995         97/96     96/95
-----------------------------------------------------------------------------------------------------------------
Net Sales from Continuing Operations                100.0%          100.0%         100.0%        10.5%      1.2%
Cost of Sales                                        71.5            72.9           71.0          8.4       3.8
-----------------------------------------------------------------------------------------------------------------
Gross Margin                                         28.5            27.1           29.0         16.2      (5.2)
Other costs and expenses                             18.1            19.4           20.0          3.0      (1.9)
-----------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before
   provision for taxes on income and
   cumulative effect of accounting change            10.4             7.7            8.9         49.4     (12.5)
Taxes on income                                       3.9             2.1            3.9        109.8     (46.8)
-----------------------------------------------------------------------------------------------------------------
Net earnings from continuing operations
   before minority interest and cumulative
   effect of accounting change                        6.5             5.7            5.0         27.3      14.4
Minority interest in net income of subsidiary         1.8             2.5            1.2        (18.6)    103.5
-----------------------------------------------------------------------------------------------------------------
Net Earnings                                          4.7%            3.2%           3.8%        63.5%    (14.8)%
================================================================================

                                                        BLESSINGS CORPORATION 23

RESULTS OF OPERATIONS:

Net Sales: 1997/1996: Net sales in 1997 rose to a record $174,756,100, surpassing the Company's previous high set in 1996 of $158,135,100. The 10.5% increase in dollar revenues represent stronger demand for the Company's products both domestically and in Mexico, with sales unit increases of 5.8% and 7.6% respectively. While the market for certain healthcare films remains highly competitive in the United States and in Mexico, aggressive marketing programs coupled with investments in new product development were coming to fruition during the last quarter of 1997 with a greater impact expected in 1998.

     1996/1995: Net sales increased to $158,135,100 during 1996. While dollar revenues increased by 1.2% over 1995 results, unit sales for the year increased by 3.2%. Concentrated research and development efforts in support of product redesigns and film downgauging enabled the Company's Edison Plastics(R) Division to increase market share in the adult incontinent market and to enjoy growth in the medical/surgical segment in excess of 25% over the prior year. At NEPSA, a continued focus on meeting increased customer demands for speed, total cost savings and product improvements resulted in a strengthened position in core accounts.

Cost of Sales: 1997/1996: Cost productivity improvements coupled with marketing efforts focused toward higher margin products resulted in a 16.2% improvement in gross margin despite polyolefin raw material prices hovering at historically high levels throughout much of the year. During the fourth quarter, polyolefin prices began to decline somewhat, with many forecasters predicting further price erosion during 1998. With major investments and product redesigns now in place, the Company believes it is favorably positioned for 1998 and beyond.

     Despite economic uncertainties in Mexico, the Company's 60% owned subsidiary, NEPSA(R) was a significant contributor to the Company's net earnings, posting a 26.8% increase over 1996's results. The Company's belief in a positive long-term performance at NEPSA is evidenced by its purchase of the remaining 40% ownership of that Company in February, 1998.

     1996/1995: Earnings were hindered by competitive pricing pressures, exacerbated by upward trends in polyolefin raw material prices. Raw material prices represent a substantial portion of the cost of sales. High raw material costs continued into 1997. While significant new ethylene capacity is scheduled to come on stream during early 1998, the Company cannot offer any assurance that polyolefin or other raw material costs will decline in the future, or that the Company will be able to pass increases in raw material costs on to its customers for competitive and other reasons. Peso declines during the year had a less adverse effect upon earnings and upon the balance sheet in 1996 than in 1995, resulting in a reduction in consolidated net earnings of $(96,800) and an unfavorable impact on shareholders' equity of $(185,100).

     Due to the hyper-inflation in Mexico over the previous three years, the Company changed the functional currency from the peso to the United States dollar in 1997 in accordance with Statement of Financial Accounting Standard No. 52, "Foreign Currency Translation". As a result of this change, translation gains and losses previously recorded in shareholders' equity are recorded in income.

Selling, General, Administrative and Interest: 1997/1996: Total other costs and expenses remained relatively unchanged from 1996 levels reflecting an inflationary increase of 3%, but continuing to decline as a percentage of sales due to the increase in sales revenue.

     1996/1995: While total dollars expended during 1996 for other costs and expenses increased, their cost as a percentage of sales declined due to the increase in sales volume. Increased sales and research and development efforts were the primary causes of the increased expenditures.

Taxes on Income: 1997/1996: The Company's effective tax rate increased to 37.6% from 26.8% in 1996. The increase in the effective tax rate was due to decreased benefits from asset indexation, and the consequential lower depreciation expense for tax purposes because of decreased inflation in the Mexican economy.

     1996/1995: The Company's effective tax rate decreased to 26.8% from 44.0% in 1995. The decrease in the tax rate resulted primarily from an increase in the depreciation expense for tax purposes due to inflationary indexation of fixed assets in Mexico.

Liquidity and Capital Resources: Subsequent to the end of the year, the Company entered into an $18.5 million, eight year, unsecured term loan agreement with a major financial institution. The proceeds were used to purchase the remaining 40% ownership of NEPSA (see Notes 6 and 14). The Company had available a $25 million revolving credit agreement and short-term credit lines of $12 million, neither of which were being utilized at the end of the year.

Inflation: The Company believes that other than with respect to its Mexican operations, the effect of inflation has not been material to the Company.

Year 2000: During 1996 and 1997 the Company updated computer hardware and implemented an integrated manufacturing, sales and financial system in both the United States and Mexico. While the primary purpose of the system upgrades was to enhance customer service and improve information reporting, the upgrades were "year 2000 compliant". Accordingly, the Company does not anticipate additional material expenditures related to the year 2000. The Company does not use its systems extensively in dealing with suppliers, customers and financial institutions. The year 2000 problem arises when computer programs cannot process data for the year 2000 and beyond.

Other: In February, 1998, the Company disclosed that it has engaged in an evaluation of strategic alternatives to optimize shareholder value. An investment banker has been retained to advise the Board of Directors in connection with this evaluation. Alternatives may include an investigation of potential merger or investment partners which could bring operating synergies to the Company and augment Blessings' commitment to support the global expansion of its major customers.

   Cautionary Statement under the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995: Included in this Report and other written and oral information presented by management from time to time, including, but not limited to, annual reports to shareholders, quarterly shareholder letters, filings with the Securities and Exchange Commission, news releases and investor presentations, are forward-looking statements about business strategies, market potential, future financial performance and other matters which reflect management's expectations as of the date made. Without limiting the foregoing, the words "believes," "anticipates," "expects," "predicts," "seeks" and similar expressions are intended to identify forward-looking statements. Future events and the Company's actual results could differ materially from the results reflected in these forward-looking statements. There are a number of important factors that could cause the Company's actual results to differ materially from those indicated by such forward-looking statements. These factors include, without limitation: economic, competitive, governmental regulation, legal, currency valuations and technological factors affecting the Company's operations, markets, products, services and prices, and other factors discussed in the Company's filings with the Securities and Exchange Commission. The Company disclaims any intent or obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise.


24 BLESSINGS CORPORATION